Filed Pursuant to Rule 424(b)(1)
Registration No. 333-141632

BFC Financial Corporation

10,000,000 Shares

Class A Common Stock

We are a holding company that invests in and acquires businesses in diverse industries. Our ownership interests include direct and indirect interests in businesses in a variety of sectors, including consumer and commercial banking, investment banking, homebuilding and master-planned community development, time-share and vacation ownership, an Asian-themed restaurant chain and various real estate and venture capital investments.

We are offering 10,000,000 shares of our Class A Common Stock, par value $0.01 per share, at a price of $3.40 per share. Our Class A Common Stock is listed on the NYSE Arca Stock Exchange, or the NYSE Arca, under the trading symbol “BFF.” On July 11, 2007, the last reported sale price of our Class A Common Stock on the NYSE Arca was $3.51 per share.

Investing in our Class A Common Stock involves risks. See “Risk Factors” beginning on page 12 for a discussion of certain factors you should consider before deciding to invest in shares of our Class A Common Stock.

These securities are not savings accounts, deposits or other obligations of any bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

	Per Share	Total

Public offering price	$3.40	$34,000,000
Underwriting discounts	$0.204	$2,040,000
Proceeds, before expenses, to us	$3.196	$31,960,000

The underwriters are offering shares of our Class A Common Stock as described under the section of this prospectus entitled “Underwriting.” We have granted the underwriters a 30-day option to purchase up to an additional 1,500,000 shares of our Class A Common Stock at the public offering price, less underwriting discounts and commissions, solely to cover over-allotments.

Neither the Office of Thrift Supervision, the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on or about July 17, 2007.

JMP Securities
Oppenheimer & Co.
SMH Capital Inc.
Ladenburg Thalmann & Co. Inc.

The date of this prospectus is July 11, 2007.

BFC
Building Foremost Companies
NYSE Arca: BFF
22% Ownership
55% Vote
BankAtlantic BANCORP
NYSE:BBX
17% Ownership
53% Vote
Levitt CORPORATION
NYSE:LEV
10% Ownership
17% Vote*
An experience at every table
BENIHANA
NASDAQ: BNHN/BNHNA
100%
Ownership
CYPRESS CREEK CAPITAL
100%
BankAtlantic
Florida's Most Convenient Bank
16%
STIFEL FINANCIAL
NYSE:SF
100%
CORE
100%
Levitt and Sons
America's Oldest Homebuilder
31%
bluegreen
NYSE:BXG

*Assumes conversion of preferred stock investment

*Note: Percentages rounded to the nearest percentage point*

You should rely only on the information contained in or incorporated by reference into this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The information in this prospectus may only be accurate as of the date appearing on the cover page of this prospectus and any information incorporated by reference is only accurate as of the date of such documents, regardless of the time this prospectus is delivered or our Class A Common Stock is sold.

We are not making an offer to sell the shares in any jurisdiction where the offer or sale is not permitted. No action is being taken in any jurisdiction outside the United States to permit a public offering of our Class A Common Stock or the possession or distribution of this prospectus in any such jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside of the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable in that jurisdiction.

Unless otherwise indicated, when we refer to “BFC,” the “Company,” “we,” “our,” “us” or “our Company” in this prospectus, we are referring to BFC Financial Corporation and all of its consolidated subsidiaries. When we refer to “BankAtlantic Bancorp,” we are referring to BankAtlantic Bancorp, Inc. and all of its subsidiaries. When we refer to “BankAtlantic,” or the “Bank,” we are referring to BankAtlantic, BankAtlantic Bancorp’s wholly-owned federal savings bank subsidiary. When we refer to “Levitt,” we are referring to Levitt Corporation and all of its subsidiaries. When we refer to “Levitt and Sons,” we are referring to Levitt and Sons, LLC and all of its subsidiaries. When we refer to “Core Communities,” we are referring to Core Communities, LLC and all of its subsidiaries. When we refer to “Bluegreen,” we are referring to Bluegreen Corporation and all of its subsidiaries. When we refer to “Benihana,” we are referring to Benihana, Inc. When we refer to “Stifel,” we are referring to Stifel Financial Corp. and all of its subsidiaries.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere or incorporated by reference in this prospectus. Because this is a summary, it may not contain all of the information that is important to you. Therefore, you should also read the more detailed information set forth in this prospectus, our consolidated financial statements and the other information that is incorporated by reference in this prospectus before making a decision to invest in our Class A Common Stock. Unless otherwise indicated, the information in this prospectus assumes that the underwriters do not exercise their over-allotment option to purchase additional shares of our Class A Common Stock.

BFC Financial Corporation

We are a holding company that invests in and acquires businesses in diverse industries. Our ownership interests include direct and indirect interests in businesses in a variety of sectors, including consumer and commercial banking, investment banking, homebuilding and master-planned community development, time-share and vacation ownership, an Asian-themed restaurant chain and various real estate and venture capital investments. Our activities primarily relate to monitoring and managing our investments, particularly the operations of our two largest investments, BankAtlantic Bancorp (NYSE: BBX) and Levitt (NYSE: LEV). As of March 31, 2007, we controlled more than 50% of the vote of BankAtlantic Bancorp and Levitt and, as a result, they are consolidated in our financial statements. We also hold a direct non-controlling minority investment in Benihana (NASDAQ: BNHN), which operates Asian-themed restaurant chains in the United States, and hold an indirect non-controlling minority investment in Stifel (NYSE: SF), the holding company of Stifel, Nicolaus & Company, Inc. and Ryan Beck & Co., Inc. BankAtlantic Bancorp became Stifel’s largest shareholder as a result of its sale of Ryan Beck & Co., Inc. to Stifel in February 2007. We also own 100% of Cypress Creek Capital, Inc., a real estate investment banking and investment company that provides equity capital, debt placement and advisory services to developers in the residential and commercial real estate markets.

On January 30, 2007, we entered into a merger agreement with Levitt which, if the transactions contemplated by the merger agreement are completed, will result in Levitt becoming our wholly-owned subsidiary. See “— Proposed Merger with Levitt.”

We typically make investments with a long-term investment horizon and our investment approach contemplates little portfolio turnover. Our major consolidated subsidiaries are:

•	BankAtlantic Bancorp (NYSE: BBX), a Florida-based financial services holding company. BankAtlantic Bancorp owns BankAtlantic, a federally chartered, federally insured savings bank. At March 31, 2007, BankAtlantic had $6.2 billion of assets and a network of more than 93 branches in southeast Florida and the Tampa Bay and Orlando areas, primarily in the metropolitan areas surrounding the cities of Miami, Ft. Lauderdale, West Palm Beach, Tampa and Orlando. These cities are located in the heavily-populated Florida counties of Miami-Dade, Broward, Palm Beach, Hillsborough, Pinellas and Orange. As a result of its sale of Ryan Beck & Co, Inc., a full service, diversified investment banking and brokerage firm, to Stifel (NYSE: SF) on February 28, 2007, Bank Atlantic Bancorp holds approximately 16% of the outstanding shares of common stock of Stifel. While by virtue of our ownership interest in BankAtlantic Bancorp we are regulated by the Office of Thrift Supervision, or OTS, as a “unitary savings bank holding company,” we are not subject to any material regulatory restrictions on our activities.

•	Levitt (NYSE: LEV), a homebuilding and real estate development company with activities throughout the southeastern United States, which operates through Levitt and Sons, its wholly-owned homebuilding subsidiary, and Core Communities, its wholly-owned master-planned community development subsidiary. Levitt also holds approximately 31% of the outstanding shares of common stock of Bluegreen (NYSE: BXG), which acquires, develops, markets and sells “time-share” vacation ownership interests primarily in “drive-to” vacation destinations as well as residential home sites in some cases on properties featuring golf courses or other related amenities.

Our Business Objective and Strategies

Our principal business objective is to create long-term value for our shareholders through profitable growth of our portfolio companies and appreciation in the value of our investments. In order to achieve this objective, our key strategies are to actively monitor and manage our existing investments and to identify and make new control or minority investments in diverse businesses that have:

•	management teams with extensive experience and knowledge in their industries;
•	solid business platforms and long-term sustainability;
•	the ability to grow as part of the BFC platform and through our investment approach; and
•	industry, business and management characteristics conducive to and compatible with our long-term “buy and hold” investment philosophy.

We support the growth of our portfolio companies in a variety of ways, which may include, depending on the circumstances of our investment and level of control:

•	board of directors oversight and counsel;
•	financing advice and assistance;
•	strategic planning;
•	risk management;
•	investment expertise and assistance with add-on acquisitions;
•	strengthening of infrastructure and operations;
•	management recruitment and retention; and
•	an ownership and corporate governance environment that we believe is conducive to management teams performing to their full potential for the long-term profitable growth of portfolio companies.

Although our current holdings primarily consist of minority positions in public companies, our recent strategy is to focus primarily on investment opportunities that will enable us to own 80-100% of a business, which is more tax efficient and has the potential to provide us with greater cash flow.

Our Strengths

Through many transactions, including mergers, acquisitions, divestitures, public to private, private to public, partnerships, recapitalizations, and restructurings, we believe our senior management team has earned a solid reputation for supporting management and building companies.

Our key accomplishments include:

•	Creating an environment where businesses are managed for the long-term.

¢	We believe our investment approach supports and facilitates a culture at our portfolio companies of decision-making based on long-term goals. Recently, we supported the decisions made at BankAtlantic and Levitt to implement or continue strategic, long-term initiatives despite the near-term impact of such initiatives on earnings.

■	BankAtlantic’s branch network expansion and related “Florida’s Most Convenient Bank” initiatives adversely impacted its near-term results by increasing operating expenses.

■	Levitt continued to make investments in its infrastructure, systems and personnel to position itself for the future despite the near-term impact of such investments on its results.

As a long-term investor, we supported BankAtlantic and Levitt in implementing these initiatives, which we believe position them for long-term growth.

•	Successfully managing and growing our investments.

¢	BankAtlantic had net income of $9.5 million for the fiscal year ended September 30, 1986, the year prior to our acquisition of control, compared to net income of $55.8 million and $36.3 million for the fiscal years ended December 31, 2005 and 2006, respectively.

¢	Ryan Beck was acquired in 1998 for approximately $38.1 million, and BankAtlantic Bancorp made additional investments of approximately $20.0 million in Ryan Beck during its ownership. On February 28, 2007, Ryan Beck was merged into a wholly-owned subsidiary of Stifel in a stock transaction. As a result of the transaction, BankAtlantic Bancorp received 2,377,354 shares of Stifel’s common stock valued at $125 million, consequently making BankAtlantic Bancorp Stifel’s largest shareholder, owning approximately 16% of the outstanding shares of Stifel’s common stock, and five-year warrants to acquire 481,724 shares of Stifel’s common stock at an exercise price of $36.00 per share. Pursuant to the terms of the merger agreement, BankAtlantic Bancorp is also entitled to receive contingent earn-out payments based on (i) defined private client revenues of Ryan Beck during the two-year period commencing on February 28, 2007 up to a maximum of $40,000,000 and (ii) defined investment banking revenues of Ryan Beck equal to 25% of the amount by which such revenues exceed $25,000,000 during each of the two consecutive twelve-month periods commencing on February 28, 2007. Each of the contingent earn-out payments is payable, at Stifel’s election, in cash or shares of Stifel’s common stock.

¢	Core Communities, which constitutes Levitt’s Land Division, had a loss of $3.0 million for the period from May 17, 1996 (its inception under its previous ownership) through our acquisition on December 31, 1996, compared to net income of $31.4 million and $11.5 million for the years ended December 31, 2005 and 2006, respectively.

¢	Levitt acquired Levitt and Sons in late 1999. For the year ended December 31, 1998, Levitt and Sons had net income of $4.5 million, compared to net income of $13.8 million, $33.0 million and $22.2 million for the years ended December 31, 2003, 2004 and 2005, respectively. While Levitt and Sons had net loss of $8.9 million in 2006, Levitt’s management believes that Levitt and Sons’ 2006 results reflect the current downturn in the homebuilding industry as well as expenses associated with investments in infrastructure, systems and personnel that Levitt’s management believes will contribute to future performance when the homebuilding market returns to normal levels of growth.

¢	Bluegreen’s net income for the fiscal year ended March 31, 2002 was $3.7 million, compared to $46.6 million and $29.8 million for the years ended December 31, 2005 and 2006, respectively. Levitt acquired its interest in Bluegreen in April 2002.

•	Assembling and retaining a strong, experienced executive management team.

¢	Our senior officers have substantial financing and acquisition experience across a wide range of industries as well as considerable business and operating experience in financial services, commercial and retail banking, investment banking, real estate, homebuilding, land development, time-share, hospitality, travel, airlines, telecommunications, construction and national restaurant chains.

¢	Since 1978, Alan B. Levan has been the Chairman of our board of directors and the President and Chief Executive Officer of our Company or its predecessors. He has been Chairman and Chief Executive Officer of BankAtlantic Bancorp since 1994 and Chairman of the board of directors of BankAtlantic since 1987. He is Chairman of the Board and Chief Executive Officer of Levitt and Chairman of Bluegreen.

¢	John E. Abdo has served as a director of our Company since 1988 and Vice Chairman of the board of directors of our Company since 1993. He has been Vice Chairman of BankAtlantic since April 1987 and Chairman of the Executive Committee of BankAtlantic since October 1985. He has been a director and Vice Chairman of BankAtlantic Bancorp since 1994, Vice Chairman of Levitt since April 2001 and served as President of Levitt from 1985 to 2005. Mr. Abdo also has been a director of Benihana since 1990 and Vice Chairman of Bluegreen since 2002.

¢	The senior operating executives at each of Levitt and Sons and Core Communities at the time of our investments continue to serve as either executives of, or post-retirement consultants to, these companies.

Our Major Portfolio Company Investments

BFC is a holding company and has no significant operations other than activities relating to the monitoring and managing of existing investments and the identification, analysis and in appropriate cases, acquisition of new investments. BFC has no independent sources of cash-flow from operations except to the extent dividends, management fees and similar cash payments are made to BFC by its subsidiaries and investment holdings. BFC’s management or other fees and dividends from BankAtlantic Bancorp, Levitt and Benihana do not currently cover BFC’s ongoing operating expenses. Therefore, as a stand-alone entity, BFC currently generates a loss.

BankAtlantic

BFC began investing in Atlantic Federal Savings and Loan, BankAtlantic’s predecessor, in 1983, culminating in the acquisition in 1987 of a controlling position, which at one point approached 80%. We made our investment at a time when we believed that the bank and thrift industry was poised for both significant change and growth. Atlantic Federal had been in business since the early 1950s. We believed it was located in a high growth region of the country and had an attractive local presence in its market, but in 1983 was an underperforming and undercapitalized traditional savings and loan institution. In the late 1980’s, we assembled a new management team at the Bank focused on closing unprofitable branches, reducing expenses and redeploying assets. A decision was made to transition the institution from a classic thrift model to a commercial bank model, which was designed to put Atlantic Federal on a sound financial footing and prepare it for successful growth in the Florida marketplace. In 2002, we initiated BankAtlantic’s “Florida’s Most Convenient Bank” strategy. This strategy includes offering free checking, seven-day banking, extended lobby hours, including some stores open from 7:30 a.m. until midnight, a 24-hour customer service center and other new products and services that are an integral part of BankAtlantic’s plan to position itself as a customer-oriented bank and increase its core deposit accounts.

Levitt Corporation

Through BankAtlantic Bancorp we completed two significant acquisitions in the real estate and homebuilding industries. In 1997 and 1999, Levitt, which at those times was a wholly-owned subsidiary of BankAtlantic Bancorp, acquired land developer Core Communities and homebuilder Levitt and Sons, respectively. In December 2003, Levitt was spun-off to the shareholders of BankAtlantic Bancorp, thereby resulting in BFC becoming the direct controlling shareholder of Levitt. Each of the two acquisitions, which today comprise the primary holdings of Levitt, is described below.

Core Communities

Levitt acquired Core Communities in 1997 for approximately $20 million. Core Communities is a developer of master-planned communities, which involves purchasing large tracts of raw land, obtaining necessary entitlements and approvals and preparing the property for sale in tracts to residential and commercial developers. In the early to mid-1990s, we believed that the south and central coasts of Florida would experience significant growth in the development and population of new communities. Levitt looked at selected investment opportunities and became acquainted with the St. Lucie West Holding Company, the predecessor to Core Communities, and its management team. We believed that this experienced management team could successfully implement their land development strategy with the appropriate support, capital, corporate governance and ownership structure. Levitt was able to acquire the then-unprofitable company in 1997 from a foreign investment fund. Supported by our ownership structure and an additional $4.8 million in post-acquisition capital from BankAtlantic, Core Communities was able to complete the development of its initial 4,600-acre community, St. Lucie West, and to assemble the acreage for both its second community, Tradition Florida, located in Port St. Lucie, Florida, and its third community, Tradition South Carolina, located in Hardeeville, South Carolina. Tradition Florida is planned to ultimately include more than 8,200 total acres, including approximately five miles of frontage on Interstate 95, and Tradition South Carolina currently encompasses 5,400 acres and is planned to include 1.5 million square feet of commercial space.

Levitt and Sons

Levitt acquired Levitt and Sons in late 1999 for approximately $27 million. We had followed the emergence and growth of the larger public homebuilders, and after reviewing other homebuilding opportunities, concluded that Levitt and Sons offered the right combination of management, geographical focus, brand name, experience and growth potential. Levitt and Sons’ predecessor, which built the Levittowns after World War II in New Jersey, New York and Pennsylvania, was owned by a New York-based private company. Prior to our acquisition, most of Levitt and Sons’ free cash flow was distributed to its parent, which substantially restricted the company’s growth. Although no additional capital contribution was made in connection with our acquisition, the management team, with our encouragement and support, began reinvesting Levitt and Sons’ free cash flow into the growth and expansion of its business.

Bluegreen

BankAtlantic Bancorp began investing in the common stock of Bluegreen in 2001 through open market common stock purchases after becoming acquainted with its senior management. We had observed the entry into the time-share market of branded hospitality companies such as Marriott, Hyatt, Hilton and others as well as the consolidation of the industry. We also believed that demographic and leisure industry trends presented growth opportunities for time-share companies that were reasonably financed, not over-leveraged and that had developed sound and effective sales and marketing programs. In April 2002, nearly a year after BankAtlantic Bancorp made its first open market purchase, Levitt purchased a large stake in Bluegreen for $53.8 million by buying shares of Bluegreen’s common stock from two of Bluegreen’s largest shareholders, the larger of which was a diversified real estate investment fund. Levitt acquired BankAtlantic Bancorp’s holdings in Bluegreen in connection with the spin-off of Levitt, and as of December 31, 2006, Levitt owned approximately 31% of the outstanding common stock of Bluegreen. Since Levitt’s initial investment in Bluegreen, we have supported Bluegreen’s management team’s focus on Bluegreen’s growth and development plans.

Benihana

We agreed in June 2004 to invest a total of $20 million in Benihana in the form of privately placed convertible preferred stock. The convertible preferred stock is convertible into Benihana’s Common Stock, which is quoted on the NASDAQ Global Market. We invested $10 million in July 2004 and an additional $10 million in August 2005. If we were to convert our investment in Benihana, it would represent approximately 17% of the total voting power of Benihana and 10% of the total equity in Benihana with an aggregate market value of $31.9 million at July 9, 2007. Benihana had been providing its unique dining experience for over 40 years but, in our view, had not realized its potential for growth and expansion, particularly when compared to other Asian-themed dining companies. Following our investments in 2004 and 2005, Benihana commenced a strategy to redesign, remodel and modernize its teppenyaki restaurants and expand its three major chain concepts, particularly its chain of “RA Sushi” restaurants. Benihana had net income attributable to common shareholders of $9.0 million for the fiscal year ended March 28, 2004, the year prior to our principal investment in Benihana, compared to net income attributable to common shareholders of $13.4 million for the fiscal year ended April 1, 2007. As quoted on the NASDAQ Global Market, the price of Benihana’s Common Stock as of the close of business on July 1, 2004, the date our initial investment was funded, was $15.05, compared to $20.23 as of the close of business on July 9, 2007.

Proposed Merger with Levitt

On January 30, 2007, we entered into a merger agreement with Levitt which, if the transactions contemplated by the merger agreement are completed, will result in Levitt becoming our wholly-owned subsidiary. We currently own approximately 17% of Levitt’s common stock, representing more than 50% of the aggregate voting control of Levitt. If the merger is consummated, Levitt’s shareholders (other than us and shareholders who exercise their appraisal rights) will receive 2.27 shares of our Class A Common Stock for each share of Levitt Class A Common Stock they own (subject to adjustment in accordance with the terms of the merger agreement). The closing of the merger is subject to a number of conditions, including the affirmative vote of the holders of a majority of the outstanding shares of Levitt Class A Common Stock as well as the affirmative vote of the holders of a majority of the shares of Levitt Class A Common Stock actually voted on the merger not counting the votes of BFC and certain other shareholders of Levitt. There is no assurance that the merger will be consummated. On May 7, 2007, Levitt filed a registration statement on Form S-3 with the SEC with respect to a proposed distribution to its shareholders of rights to purchase up to $200 million of shares of its Class A Common Stock. In the event the merger is not consummated, Levitt has indicated that it intends to pursue the rights offering to its shareholders, in which case, we intend to support Levitt and participate fully in the rights offering.

NYSE Arca Listing

On June 20, 2006, we announced that our Class A Common Stock was approved for listing on the NYSE Arca under the symbol “BFF” and on June 22, 2006, we commenced trading on the NYSE Arca. Prior to that time, our Class A Common Stock was traded on the NASDAQ National Market.

Risk Factors

Investing in our Class A Common Stock involves a high degree of risk. You should carefully read the section entitled “Risk Factors” beginning on page 12 for an explanation of these risks before investing in our Class A Common Stock. In particular, the following risks and uncertainties, among others, may adversely impact our business, financial condition or results of operations:

•	We depend on dividends for a significant portion of our cash flow. The payment to us of dividends is subject to declaration by the boards of directors of our portfolio companies, and regulatory restrictions and the terms of indebtedness may limit their ability to pay dividends;

•	We have in the past incurred operating cash flow deficits that we expect will continue in the future;

•	Levitt engages in real estate activities, which are speculative and involve a high degree of risk, and if the merger with Levitt is consummated or if we invest additional funds in Levitt through the rights offering or otherwise, we will increase our exposure to the homebuilding industry, which continues to experience significant weakness; and

•	Adverse events in Florida could adversely impact BankAtlantic’s business and Levitt’s real estate operations.

Our Corporate Information

Our principal executive offices are located at 2100 West Cypress Creek Road, Fort Lauderdale, Florida 33309. Our telephone number is (954) 940-4900. Our website is located at www.bfcfinancial.com.  Information contained on our website is not incorporated into, and does not form a part of, this prospectus or any other report or document we file or furnish with the Securities and Exchange Commission (the “SEC”).

The Offering

Common stock offered by BFC	10,000,000 shares of Class A Common Stock(1)

Common stock to be outstanding after the offering	38,895,280 shares of Class A Common Stock(2)

7,103,753 shares of Class B Common Stock(3)

Over-allotment option	1,500,000 shares of Class A Common Stock

Voting Rights	Holders of our Class A Common Stock are entitled to one vote per share, and our Class A Common Stock possesses in the aggregate a fixed 22% of the total voting power of all of our common stock. The holders of our Class B Common Stock are entitled to a number of votes per share which represents in the aggregate a fixed 78% of the total voting power of all of our common stock. Alan B. Levan, our Chairman of the Board and Chief Executive Officer, and John E. Abdo, our Vice Chairman of the Board, may be deemed under SEC rules to beneficially own shares of our Class A Common Stock and Class B Common Stock representing in the aggregate 52.7% of our total common stock and 77.1% of the total voting power of all of our common stock at March 31, 2007. The holders of our Class A Common Stock and Class B Common Stock vote as a single class, except as may be required by law or as provided in our Articles of Incorporation.

Dividends	Holders of our Class A Common Stock and Class B Common Stock participate equally in dividends on a per share basis. Stock dividends and other non-cash distributions on our Class A Common Stock are identical to those issued on our Class B Common Stock, except that a stock dividend to holders of our Class A Common Stock may be declared and issued in the form of Class A Common Stock while a stock dividend to holders of our Class B Common Stock may be issued in either the form of Class A Common Stock or Class B Common Stock in the discretion of our board of directors. Since our inception, we have not paid any cash dividends on our common stock.

Convertibility	Our Class A Common Stock is not convertible. Our Class B Common Stock is convertible at the holder’s discretion into Class A Common Stock on a share-for-share basis.

Use of Proceeds	If the proposed merger with Levitt is consummated, we currently intend to use the net proceeds of this offering primarily to provide Levitt, as our wholly-owned subsidiary, with working capital. If the proposed merger with Levitt is not consummated, we currently intend to use the net proceeds of this offering primarily to participate fully in the rights offering made by Levitt or otherwise make additional debt or equity investments in Levitt. The net proceeds of this offering may also be used for our general corporate purposes, including working capital and potential new investments. See the section of this prospectus entitled “Use of Proceeds.”

Class A Common Stock NYSE Arca Symbol	“BFF”

(1)	Does not include 1,500,000 shares of Class A Common Stock issuable upon exercise of the underwriters’ over-allotment option.

(2)	As of July 9, 2007. Does not include (i) an additional 1,500,000 shares of Class A Common Stock issuable upon exercise of the underwriters’ over-allotment option, (ii) 1,562,000 shares of Class A Common Stock issuable upon conversion of the Company’s 5% Cumulative Convertible Preferred Stock, (iii) 732,296 shares of Class A Common Stock issuable upon the exercise of outstanding options with a weighted average exercise price of $6.47 per share or (iv) approximately 37,551,298 shares of Class A Common Stock that will be issued to Levitt’s shareholders and approximately 5,700,000 shares of Class A Common Stock that will be issuable to holders of options to purchase shares of Levitt Class A Common Stock if the proposed merger with Levitt is consummated.

(3)	As of July 9, 2007. Does not include 1,009,318 shares of Class B Common Stock issuable upon the exercise of outstanding options with a weighted average exercise price of $4.05 per share.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following table sets forth summary consolidated financial and other data for BFC as of, and for the years ended, December 31, 2004, 2005 and 2006 and as of, and for the three months ended, March 31, 2006 and 2007. Certain summary consolidated financial and other data presented below as of, and for the years ended, December 31, 2004, 2005 and 2006 are derived from our consolidated financial statements. The summary consolidated financial and other data presented below as of, and for the three months ended, March 31, 2006 and 2007 are derived from our unaudited consolidated financial statements and reflect, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary for a fair statement of such data. Results for the three months ended March 31, 2007 are not necessarily indicative of results that may be expected for the entire year or any future period. The following table is a summary and should be read in conjunction with “Management’s Discussion and Analysis of Results of Operations and Financial Condition” and the consolidated financial statements and related notes contained in Amendment No. 2 to our Annual Report on Form 10-K/A for the year ended December 31, 2006 and Amendment No. 2 to our Quarterly Report on Form 10-Q/A for the quarter ended March 31, 2007, which are incorporated herein by reference.

	For the Three
	Months Ended		For the Years Ended
	March 31,		December 31,
	2007	2006	2006	2005	2004
	(Dollars in thousands, except for per share data)

Income Statement
Revenues
BFC Activities	$1,450	$1,003	$3,682	$3,129	$5,683
Financial Services	129,107	117,316	507,746	445,537	358,703
Homebuilding & Real Estate Development	145,968	128,242	583,152	574,824	558,838

	276,525	246,561	1,094,580	1,023,490	923,224

Costs and Expenses
BFC Activities	3,417	3,170	12,370	9,665	7,452
Financial Services	132,779	106,875	474,311	381,916	280,431
Homebuilding & Real Estate Development	146,035	129,134	606,655	498,760	481,618

	282,231	239,179	1,093,336	890,341	769,501

Equity in earnings from unconsolidated affiliates	2,893	771	10,935	13,404	19,603

(Loss) income from continuing operations	(2,813)	8,153	12,179	146,553	173,326
(Benefit) provision for income taxes	(272)	2,514	(528)	59,566	70,920
Noncontrolling interest	(915)	5,729	13,404	79,267	90,388

(Loss) income from continuing operations	(1,626)	(90)	(697)	7,720	12,018
(Loss) income from discontinued operations, net of noncontrolling interest and income taxes	1,053	(209)	(1,524)	5,054	2,212

Net (loss) income	(573)	(299)	(2,221)	12,774	14,230
5% Preferred Stock dividends	(188)	(188)	(750)	(750)	(392)

Net (loss) income allocable to common stock	$(761)	$(487)	$(2,971)	$12,024	$13,838

Common Share Data(a),(c), (d)
Basic (loss) earnings per share:
Basic (loss) earnings per share from continuing operations	$(0.05)	$(0.01)	$(0.04)	$0.24	$0.48
Discontinued operations	0.03	—	(0.05)	0.18	0.09

Basic (loss) earnings per share of common stock	$(0.02)	$(0.01)	$(0.09)	$0.42	$0.57

Diluted (loss) earnings per share:
Diluted earnings (loss) per share from continuing operations	$(0.05)	$(0.01)	$(0.05)	$0.22	$0.40
Discontinued operations	0.03	(0.01)	(0.05)	0.15	0.07

Diluted (loss) earnings per share of common stock	$(0.02)	$(0.02)	$(0.10)	$0.37	$0.47

Basic weighted average number of common shares outstanding	33,444	32,692	33,249	28,952	24,183
Diluted weighted average number of common shares outstanding	33,444	32,692	33,249	31,219	27,806
Ratio of earnings to fixed charges(e)	—	—	—	—	—
Dollar deficiency of earnings to fixed charges(e)	$916	$1,326	$5,197	$7,217	$4,145

	As of or for the
	Three Months Ended		As of or for the Years Ended
	March 31,		December 31,
	2007	2006	2006	2005	2004
	(Dollars in thousands, except for per share data
	and average price data)

Balance Sheet
Loans and leases, net	$4,625,865	$4,528,530	$4,603,505	$4,628,744	$4,561,073
Securities	1,130,363	1,054,410	1,081,980	1,064,857	1,082,985
Total assets	7,523,794	7,308,003	7,605,766	7,395,755	6,954,847
Deposits	4,085,022	3,960,766	3,867,036	3,752,676	3,457,202
Securities sold under agreements to repurchase and federal funds purchased	119,513	156,675	128,411	249,263	257,002
Other borrowings(f)	2,261,784	1,978,668	2,426,000	2,131,976	2,086,368
Shareholders’ equity	176,761	178,368	177,585	183,080	125,251
Book value per share(d),(g)	4.82	4.87	4.84	5.25	4.25
Return on average equity(b)(h)	(0.32)%	(0.17)%	(1.24)%	8.08%	13.16%
BankAtlantic Asset quality ratios
Non-performing assets, as a percent of total loans, tax certificates and real estate owned	1.02%	0.18%	0.55%	0.17%	0.19%
Loan loss allowance as a percent of non-performing loans	195.65%	686.59%	982.89%	605.68%	582.18%
Loan loss allowance as a percentage of total loans	1.08%	0.94%	0.94%	0.88%	1.00%
Capital Ratios for BankAtlantic
Total risk based capital	12.11%	12.21%	12.08%	11.50%	10.80%
Tier I risk based capital	10.49%	10.65%	10.50%	10.02%	9.19%
Leverage	7.51%	7.75%	7.55%	7.42%	6.83%
Levitt Corporation
Consolidated:
Consolidated margin on sales of real estate(i)	$28,390	$23,488	$83,125	$150,030	$143,378
Consolidated margin percentage(j)	20.10%	18.71%	14.70%	26.90%	26.10%
Homes delivered (units)	362	439	1,660	1,789	2,126
Backlog of homes (units)	1,045	1,859	1,248	1,792	1,814
Backlog of homes (sales value)	$359,029	$608,437	$438,240	$557,325	$448,647
Land division acres sold	—	56	371	1,647	1,212
Primary Homebuilding:
Revenues from sales of real estate	$112,512	$90,845	$424,420	$352,723	$418,550
Cost of sales of real estate(i)	86,952	72,292	367,252	272,680	323,366

Margin(i)	$25,560	$18,553	$57,168	$80,043	$95,184
Margin percentage(j)	22.72%	20.42%	13.50%	22.70%	22.70%
Construction starts	202	339	1,445	1,212	1,893
Homes delivered	315	308	1,320	1,338	1,783
Average selling price of homes delivered	$357,000	$295,000	$322,000	$264,000	$235,000
Net orders (units)	101	419	847	1,289	1,378
Net orders (value)	$33,156	$152,196	$324,217	$448,207	$376,435
Backlog of homes (units)	912	1,710	1,126	1,599	1,648
Backlog of homes (sales value)	$332,196	$573,492	$411,578	$512,140	$416,656
Tennessee Homebuilding:
Revenues from sales of real estate	$21,657	$27,430	$76,299	$85,644	$53,746
Cost of sales of real estate(i)	20,651	24,205	72,807	74,328	47,731

Margin(i)	$1,006	$3,225	$3,492	$11,316	$6,015
Margin percentage(j)(k)	9.53%	11.76%	4.60%	13.20%	11.20%
Construction starts	52	51	237	450	401
Homes delivered	47	131	340	451	343
Average selling price of homes delivered	$225,000	$209,000	$224,000	$190,000	$157,000
Net orders (units)	58	87	269	478	301
Net orders (value)	$10,744	$17,191	$57,776	$98,838	$51,481
Backlog of homes (units)	133	149	122	193	166
Backlog of homes (sales value)	$26,833	$34,945	$26,662	$45,185	$31,991

	As of or for the
	Three Months Ended		As of or for the Years Ended
	March 31,		December 31,
	2007	2006	2006	2005	2004
	(Dollars in thousands, except for per share data
	and average price data)

Land Division(l):
Revenues from sales of real estate	$777	$7,272	$69,778	$105,658	$96,200
Cost of sales of real estate	72	5,019	42,662	50,706	42,838

Margin(i)	$705	$2,253	$27,116	$54,952	$53,362
Margin percentage(j)(m)	90.73%	31.00%	38.90%	52.00%	55.50%
Acres sold	—	56	371	1,647	1,212
Inventory of real estate (acres)(n)	6,871	7,231	6,871	7,287	5,965
Inventory of real estate (book value)	$195,394	$147,910	$176,356	$150,686	$122,056
Acres subject to sales contracts — third parties	74	195	74	246	1,833
Aggregate sales price of acres subject to sales contracts to third parties	$21,124	$33,717	$21,124	$39,283	$121,095

(a)	Since its inception, the Company has not paid any cash dividends on its common stock.

(b)	Ratios were computed using quarterly averages.

(c)	While the Company has two classes of common stock outstanding, the two-class method is not presented because the Company’s capital structure does not provide for different dividend rates or other preferences, other than voting rights, between the two classes.

(d)	I.R.E. Realty Advisory Group, Inc. (“RAG”) owns 4,764,282 shares of the Company’s Class A Common Stock and 500,000 shares of the Company’s Class B Common Stock. Because the Company owns 45.5% of the outstanding common stock of RAG, 2,165,367 shares of the Company’s Class A Common Stock and 227,500 shares of the Company’s Class B Common Stock are eliminated from the number of shares outstanding for purposes of computing earnings per share and book value per share.

(e)	The operations, fixed charges and dividends of BankAtlantic Bancorp and Levitt are not included in the calculation because those subsidiaries are separate, publicly traded companies whose Boards of Directors are composed of individuals, a majority of whom are independent. Accordingly, decisions made by those Boards, including with respect to the payment of dividends, are not within the Company’s control.

(f)	Other borrowings consist of FHLB advances, subordinated debentures, notes, mortgage notes payable, bonds payable, secured borrowings, and junior subordinated debentures. Secured borrowings were recognized on loan participation agreements that constituted a legal sale of a portion of the loan but that were not qualified to be accounted for as a loan sale.

(g)	Preferred stock redemption price is eliminated from shareholders’ equity for purposes of computing book value per share.

(h)	The return on average equity is equal to net income (loss) divided by average consolidated shareholders’ equity during the respective year.

(i)	Margin is calculated as revenues from sales of real estate minus cost of sales of real estate. Included in cost of sales of real estate for the year ended December 31, 2006 are homebuilding inventory impairment charges and write-offs of deposits and pre-acquisition costs of $31.1 million in Levitt’s Primary Homebuilding segment and $5.7 million in Levitt’s Tennessee Homebuilding segment.

(j)	Margin percentage is calculated by dividing margin by revenues from sales of real estate.

(k)	Excludes an $11.1 million land sale, which generated no margin. No comparable land sales occurred in the three months ended March 31, 2006.

(l)	Revenues from sales of real estate and costs of sales of real estate include land sales to Levitt and Sons, if any. These inter-segment transactions are eliminated in consolidation.

(m)	For the three months ended March 31, 2007, there were no land sales recorded. Revenues from sales of real estate and margin percentage relate to revenues from look back provisions and recognition of deferred revenue associated with sales in prior periods.

(n)	Estimated net saleable acres (subject to final zoning, permitting, and other governmental regulations /approvals).

SUMMARY PARENT COMPANY ONLY FINANCIAL DATA

The following table sets forth summary parent company only financial data for BFC as of, and for the years ended, December 31, 2004, 2005 and 2006 and as of, and for the three months ended, March 31, 2006 and 2007. Certain summary parent company only financial data for BFC presented below as of, and for the years ended, December 31, 2004, 2005 and 2006 are derived from our consolidated financial statements. The summary parent company only financial data presented below as of, and for the three months ended, March 31, 2006 and 2007 are derived from our unaudited parent company only financial statements and reflect, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary for a fair statement of such data. Results for the three months ended March 31, 2007 are not necessarily indicative of results that may be expected for the entire year or any future period. The following table is a summary and should be read in conjunction with “Management’s Discussion and Analysis of Results of Operations and Financial Condition” and the consolidated financial statements and related notes contained in Amendment No. 2 to our Annual Report on Form 10-K/A for the year ended December 31, 2006 and Amendment No. 2 to our Quarterly Report on Form 10-Q/A for the quarter ended March 31, 2007, which are incorporated herein by reference.

	As of or for the		As of or for the
	Three Months		Years Ended
	Ended March 31,		December 31,
	2007	2006	2006	2005	2004
	(In thousands)

Balance Sheet Data:
Assets
Cash and cash equivalents	$15,910	$19,464	$17,815	$26,683	$1,520
Investment securities	2,211	2,434	2,262	2,034	1,800
Investment in Benihana, Inc.	20,000	20,000	20,000	20,000	10,000
Investment in venture partnerships	904	941	908	950	971
Investment in BankAtlantic Bancorp, Inc.	113,658	112,119	113,586	112,218	103,125
Investment in Levitt Corporation	57,255	58,070	57,009	58,111	48,983
Investment in and advances to wholly-owned subsidiaries	2,056	1,612	1,525	1,631	31,867
Loans receivable	1,987	1,500	2,157	2,071	3,364
Other assets	2,516	2,821	2,261	960	2,697

Total assets	$216,497	$218,961	$217,523	$224,658	$204,327

Liabilities and Shareholders’ Equity
Notes payable	$-	$-	$-	$-	$10,483
Advances from and negative basis in wholly-owned subsidiaries	1,373	544	1,290	462	34,636
Other liabilities	6,636	6,615	7,351	7,417	6,929
Deferred income taxes	31,727	33,434	31,297	33,699	27,028

Total liabilities	39,736	40,593	39,938	41,578	79,076
Total shareholders’ equity	176,761	178,368	177,585	183,080	125,251

Total liabilities and shareholders’ equity	$216,497	$218,961	$217,523	$224,658	$204,327

Statements of Operations Data:
Revenues	$559	$573	$2,232	$1,775	$3,514
Expenses	1,914	2,220	8,413	14,904	6,717

(Loss) before earnings (loss) from subsidiaries	(1,355)	(1,647)	(6,181)	(13,129)	(3,203)
(Loss) equity from earnings in BankAtlantic Bancorp	(477)	1,404	5,807	9,053	11,817
Equity from earnings (loss) in Levitt	162	(109)	(1,522)	9,125	10,265
Equity from earnings (loss) in wholly-owned subsidiaries	15	(32)	(658)	6,671	(35)

(Loss) income before income taxes	(1,655)	(384)	(2,554)	11,720	18,844
(Benefit) provision for income taxes	(29)	(294)	(1,857)	4,000	6,826

(Loss) income from continuing operations	(1,626)	(90)	(697)	7,720	12,018
Equity (loss) in subsidiaries’ discontinued operations, net of tax	1,053	(209)	(1,524)	5,054	2,212

Net (loss) income	(573)	(299)	(2,221)	12,774	14,230
5% Preferred Stock dividends	(188)	(188)	(750)	(750)	(392)

Net (loss) income allocable to common stock	$(761)	$(487)	$(2,971)	$12,024	$13,838

Statements of Cash Flow Data:
Operating Activities:
(Loss) income from continuing operations	$(1,626)	$(90)	$(697)	$7,720	$12,018
Equity (loss) in subsidiaries’ discontinued operations, net of tax	1,053	(209)	(1,524)	5,054	2,212
Other operating activities	(1,032)	(1,577)	(820)	(12,709)	(18,243)

Net cash (used in) provided by operating activities	(1,605)	$(1,876)	(3,041)	$65	$(4,013)
Net cash used in investing activities	-	(1,000)	(923)	(10,029)	(9,577)
Net cash (used in) provided by financing activities	(300)	(4,343)	(4,904)	35,127	13,574

(Decrease) increase in cash and cash equivalents	(1,905)	(7,219)	(8,868)	25,163	(16)
Cash at beginning of period	17,815	26,683	26,683	1,520	1,536

Cash at end of period	$15,910	$19,464	$17,815	$26,683	$1,520

RISK FACTORS

You should carefully consider the following risks before deciding to invest in our Class A Common Stock. Our business, operating results or financial condition could be materially and adversely affected by any of these risks. In such case, the trading price of our Class A Common Stock could decline, and you may lose all or part of your investment. You should also refer to the other information included or incorporated by reference in this prospectus.

Risks Associated With the Company

We depend on dividends from BankAtlantic Bancorp for a significant portion of our cash flow. Regulatory restrictions and the terms of indebtedness limit the ability for BankAtlantic Bancorp to pay dividends.

At March 31, 2007, we held approximately 22.1% of the outstanding common stock of BankAtlantic Bancorp. Dividends by BankAtlantic Bancorp are subject to a number of conditions, including the cash flow and profitability of BankAtlantic Bancorp, declaration of dividends by BankAtlantic Bancorp’s board of directors, compliance with the terms of outstanding indebtedness, and regulatory restrictions applicable to BankAtlantic.

BankAtlantic Bancorp is a separate publicly traded company whose board of directors includes a majority of independent directors as required by the listing standards of the New York Stock Exchange. Decisions made by the BankAtlantic Bancorp’s board of directors are not within our control and may not be made in our best interests.

BankAtlantic Bancorp is a holding company and it depends upon dividends from BankAtlantic for a significant portion of its cash flow. BankAtlantic Bancorp uses dividends from BankAtlantic to service its debt obligations and to pay dividends on its capital stock. BankAtlantic Bancorp’s ability to service its debt and pay dividends is further subject to restrictions under its indentures and loan covenants. BankAtlantic’s ability to pay dividends or make other capital distributions to BankAtlantic Bancorp is subject to the regulatory authority of the OTS and the FDIC. BankAtlantic’s ability to make capital distributions is subject to regulatory limitations. Generally, BankAtlantic may make a capital distribution without prior OTS approval in an amount equal to BankAtlantic’s net income for the current calendar year to date, plus retained net income for the previous two years, provided that BankAtlantic does not become under-capitalized as a result of the distribution. BankAtlantic’s ability to make such distributions depends on maintaining eligibility for “expedited treatment.” BankAtlantic currently qualifies for expedited treatment, but there can be no assurance that it will maintain its current status.

Additionally, although no prior OTS approval may be necessary, BankAtlantic is required to give the OTS thirty (30) days notice before making any capital distribution to BankAtlantic Bancorp. The OTS may object to any capital distribution if it believes the distribution will be unsafe and unsound. Additional capital distributions above the limit for an expedited treatment institution are possible but require the prior approval of the OTS. The OTS is not likely to approve any distribution that would cause BankAtlantic to fail to meet its capital requirements on a pro forma basis after giving effect to the proposed distribution. The FDIC has backup authority to take enforcement action if it believes that a capital distribution by BankAtlantic constitutes an unsafe or unsound action or practice, even if the OTS has cleared the distribution.

At March 31, 2007, BankAtlantic Bancorp had approximately $263.3 million of indebtedness outstanding at the holding company level with maturities in 2032 and 2033. The aggregate annual interest expense on this indebtedness is approximately $21.1 million. During 2006, BankAtlantic Bancorp received $20 million of dividends from BankAtlantic. BankAtlantic Bancorp’s financial condition and results would be adversely affected if the amounts needed to satisfy its debt obligations, including any additional indebtedness incurred in the future, exceeded the amount of dividends it receives from its subsidiaries.

During 2006, we received $2.1 million in dividends from BankAtlantic Bancorp.

We also depend on dividends from Levitt for a portion of our cash flow. Regulatory restrictions and the terms of indebtedness limit the ability for Levitt to pay dividends.

We also depend on dividends from Levitt for a portion of our cash flow. Levitt commenced paying a quarterly dividend in August 2004. Future dividends are subject to Levitt’s results and dividends from its subsidiaries and declaration by Levitt’s board of directors. Levitt may also be limited contractually from paying dividends by the terms of its outstanding indebtedness. Levitt’s subsidiaries currently have outstanding indebtedness, and may in the future incur additional indebtedness, the terms of which limit the payment of dividends by the subsidiaries to Levitt.

During 2006, we received $264,000 in dividends from Levitt.

We have in the past incurred operating cash flow deficits that we expect will continue in the future.

BFC itself has no revenue generating operating activities and is a holding company engaged in making investments in operating businesses. Accordingly, we have in the past incurred operating cash flow deficits at the BFC parent company level and expect to continue to do so in the foreseeable future. We incurred operating cash flow deficits of $3.0 million during the year ended December 31, 2006. We have financed these operating cash flow deficits with the proceeds of equity or debt financings. At December 31, 2006, BFC’s cash and cash equivalents balance was approximately $17.8 million. Since our acquisition strategy involves primarily long-term investments in growth-oriented businesses, the investments made are not likely to generate cash flow to BFC in the near term. As a result, if cash flow from our subsidiaries is not sufficient to fund parent company operating expenses in the future, we may be forced to reduce operating expenses, to liquidate some of our investments or to seek to fund the expenses from the proceeds of additional equity or debt financing. There is no assurance that any such financing would be available on commercially reasonable terms, if at all, or that we would not be forced to liquidate our investments at depressed prices.

Events in Florida, where our investments are currently concentrated, could adversely impact our results and future growth.

BankAtlantic’s business, the location of its branches and the real estate collateralizing its commercial real estate loans are concentrated in Florida. Further, Levitt develops and sells its properties primarily in Florida. Further, the State of Florida is subject to the risks of natural disasters, such as tropical storms and hurricanes. The occurrence of an economic downturn in Florida, adverse changes in laws or regulations in Florida or natural disasters could impact the credit quality of BankAtlantic’s assets, the desirability of Levitt’s properties, the financial wherewithal of Levitt’s and BankAtlantic’s customers and the overall success of Levitt and BankAtlantic.

Our activities and our subsidiaries’ activities are subject to a wide range of bank regulatory requirements that could have a material adverse effect on our business.

The Company and BankAtlantic Bancorp are each grandfathered unitary savings and loan holding companies and have broad authority to engage in various types of business activities. The OTS can stop either of us from engaging in activities or limit those activities if it determines that there is reasonable cause to believe that the continuation of any particular activity constitutes a serious risk to the financial safety, soundness, or stability of BankAtlantic. The OTS may also:

•	limit the payment of dividends by BankAtlantic to BankAtlantic Bancorp;
•	limit transactions between us, BankAtlantic, BankAtlantic Bancorp and the subsidiaries or affiliates of either;
•	limit the activities of BankAtlantic, BankAtlantic Bancorp or us; or
•	impose capital requirements on the Company or BankAtlantic Bancorp.

Unlike bank holding companies, as a unitary savings and loan holding company, the Company and BankAtlantic Bancorp are not subject to capital requirements. However, the OTS has indicated that it may in the future impose capital requirements on savings and loan holding companies. The OTS may in the future adopt regulations that would affect our operations or those of BankAtlantic Bancorp, including our and BankAtlantic Bancorp’s ability to pay dividends or to engage in certain transactions or activities.

We have many competitors who may have greater financial resources or operate under fewer regulatory constraints.

BFC will face competition in identifying and completing investments, including from strategic buyers, business development companies, private equity funds and other financial sponsors. Many of these competitors have substantially greater financial resources than us. This competition may make acquisitions more costly and may make it more difficult for us to identify attractive investments and successfully complete any desired transaction.

Our success depends on key management, the loss of which could disrupt our business operations.

Our future success depends largely upon the continued efforts and abilities of key management employees, including Alan B. Levan, our Chairman and Chief Executive Officer, John E. Abdo, our Vice Chairman and Phil Bakes, our Managing Director and Executive Vice President. The loss of the services of one or more of our key employees or our failure to attract, retain and motivate qualified personnel could have a material adverse effect on our business, financial condition and results of operations. Effective March 29, 2007, Glen R. Gilbert retired from his positions as Executive Vice President and Chief Financial and Accounting Officer of the Company after 27 years of service. Mr. Gilbert continues to serve the Company in a non-executive position.

Certain members of our board of directors and certain of our executive officers are also directors and executive officers of our affiliates.

Alan B. Levan, our Chairman and Chief Executive Officer, and John E. Abdo, our Vice Chairman, are also members of the board of directors and/or executive officers of BankAtlantic Bancorp, BankAtlantic, Levitt and Bluegreen. Neither Mr. Levan nor Mr. Abdo is obligated to allocate a specific amount of time to the management of the Company, and they may devote more time and attention to the operations of our affiliates than they devote directly to our operations. Additionally, D. Keith Cobb, a member of our board of directors is a member of the board of directors of BankAtlantic Bancorp and BankAtlantic.

Our future acquisitions may reduce our earnings, require us to obtain additional financing and expose us to additional risks.

Our business strategy includes investing in and acquiring diverse operating companies and some of these investments and acquisitions may be material. While we will seek investments and acquisitions primarily in companies that provide opportunities for growth with seasoned and experienced management teams, we may not be successful in identifying these opportunities. Further, investments or acquisitions that we do complete may not prove to be successful. Acquisitions may expose us to additional risks and may have a material adverse effect on our results of operations. Any acquisitions we make may:

•	fail to accomplish our strategic objectives;
•	not perform as expected; and/or
•	expose us to the risks of the business that we acquire.

In addition, we will likely face competition in making investments or acquisitions which could increase the costs associated with the investment or acquisition. Our investments or acquisitions could initially reduce our per share earnings and add significant amortization expense or intangible asset charges. Since our acquisition strategy involves holding investments for the foreseeable future and because we do not expect to generate significant excess cash flow from operations, we may rely on additional debt or equity financing to implement our acquisition strategy. The issuance of debt will result in additional leverage which could limit our operating flexibility, and the issuance of equity could result in additional dilution to our then-current shareholders. In addition, such financing could consist of equity securities which have rights, preferences or privileges senior to our Class A Common Stock. If we do require additional financing in the future, we cannot assure the reader that it will be available on favorable terms, if at all. If we fail to obtain the required financing, we would be required to curtail or delay our acquisition plans or to liquidate certain of our assets. Additionally, we do not intend to seek shareholder approval of any investments or acquisitions unless required by law or regulation.

Recent changes in accounting standards regarding the treatment of stock options could harm our ability to attract and retain employees and negatively impact our results of operations.

In 2006, the Company’s net impact of adopting Statement of Financial Accounting Standards (“SFAS”) No. 123R “Share-Based Payment” (“SFAS 123R”) on the amount recognized in non-cash compensation expense was approximately $7.8 million and approximately $1.2 million, net of noncontrolling interests and income taxes, in the Company’s consolidated statement of operations for the year ended December 31, 2006. If the Company had been required to expense stock option grants during 2005 by applying the measurement provisions of

SFAS 123R our recorded net income available to common shareholders for the year ended December 31, 2005 of approximately $12.0 million would have been reduced to approximately $10.9 million. Stock options have historically been an important employee recruitment and retention tool, and BFC, BankAtlantic Bancorp and Levitt’s ability to attract and retain key personnel may be impacted if the scope of employee stock option programs is significantly reduced. In any event, if we continue to grant stock options, our future results of operations will be negatively impacted due to SFAS 123R.

Failure to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and stock price.

We are required to document and test our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002. This Act requires annual management assessments of the effectiveness of our internal control over financial reporting and a report by our independent auditors addressing these assessments. While management was able to certify in connection with the Company’s audited financial statements for the year ended December 31, 2006 that our internal controls over financial reporting were effective and the Company’s auditors issued their attestation of such report, we cannot assure the reader that we will maintain the adequacy of our internal controls. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. Absolute assurance also cannot be provided that testing will reveal all material weaknesses or significant deficiencies in internal control over financial reporting. In addition, since BankAtlantic Bancorp and Levitt are entities consolidated in our financial statements, our ability to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act will be dependent, in part, on the ability of each of BankAtlantic Bancorp and Levitt to satisfy those requirements. Further, we may acquire privately-held businesses that are not then subject to the same stringent requirements for internal controls as public companies. While we intend to address any material weaknesses at acquired consolidated companies, there is no assurance that this will be accomplished. If we fail to strengthen the effectiveness of acquired companies’ internal controls, we may not be able to conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. Failure to achieve and maintain an effective internal control environment could have a material adverse effect on our stock price.

Our portfolio of equity securities subjects us to equity pricing risks.

We maintain a portfolio of publicly traded and privately held equity securities that subject us to equity pricing risks arising in connection with changes in the relative values due to changing market and economic conditions. Volatility or a decline in the financial markets can negatively impact our net income as a result of devaluation of these investments. At March 31, 2007 we had equity securities available for sale with a book value of approximately $2.3 million, as well as our investment in Benihana Series B Convertible Preferred Stock for which no market is available. If the Company were to convert its investment in Benihana, it would have represented 1,052,632 shares of Benihana Class A Common Stock at March 31, 2007, and the aggregate market value of such shares would have been $29.7 million.

Our control position may adversely affect the market price of BankAtlantic Bancorp’s and Levitt’s Class A Common Stock.

As of March 31, 2007, we owned all of BankAtlantic Bancorp’s issued and outstanding Class B Common Stock and 8,329,236 shares, or approximately 15.2%, of BankAtlantic Bancorp’s issued and outstanding Class A Common Stock, and we owned all of Levitt’s issued and outstanding Class B Common Stock and 2,074,243 shares, or approximately 11.1%, of Levitt’s issued and outstanding Class A Common Stock. Our share holdings in BankAtlantic Bancorp represent approximately 55.0% of its total voting power, and our share holdings in Levitt represent approximately 52.9% of its total voting power. Since the Class A Common Stock and Class B Common Stock of each of BankAtlantic Bancorp and Levitt vote as a single group on most matters, we are in a position to control BankAtlantic Bancorp and Levitt and elect BankAtlantic Bancorp’s and Levitt’s boards of directors. As a consequence, we have the voting power to significantly influence the outcome of any shareholder vote of BankAtlantic Bancorp and Levitt, except in those limited circumstances where Florida law mandates that the holders of each such company’s Class A Common Stock vote as a separate class. As indicated elsewhere in this document, we have entered into a merger agreement with Levitt which, if the merger contemplated thereby is consummated, would result in Levitt becoming a wholly-owned subsidiary of the

Company. Completion of the merger is subject to, among other things, the approval of the holders of a majority of the outstanding shares of Levitt’s Class A Common Stock as well as a separate vote of holders of Levitt’s Class A Common Stock other than BFC and certain other shareholders of Levitt. Our control position may have an adverse effect on the market prices of BankAtlantic Bancorp’s and Levitt’s Class A Common Stock.

Risks Associated with the Merger with Levitt

If the merger with Levitt is consummated, our shareholders will increase their exposure to the homebuilding industry, which continues to experience significant weakness.

If the merger with Levitt is consummated, we will significantly increase our exposure to the risks and uncertainties of the homebuilding industry. As of March 31, 2007, our investment in Levitt represented 27% of our parent company total assets. If the merger is consummated, our investment in Levitt will represent 64% of our parent company total assets. The homebuilding industry in general has recently experienced and continues to experience significant weakness. Adverse economic and other business conditions have had, and are expected to continue to have, a negative impact on the homebuilding industry in general. Homebuilders, including Levitt, have recently experienced declines in sale orders and increased cancellations of sale contracts and there is an increased inventory of new and used homes for sale. Prospective homebuyers are concerned about home prices and rising interest rates and there is a decline in homebuyer consumer confidence. Homebuilders have used increased sales incentives and advertising expenditures and paid higher broker commissions in an attempt to address the slowdown in the housing market, which has further negatively affected margins in the industry. These economic and other business conditions are expected to continue for the foreseeable future, and no assurance can be given as to the timing of any recovery in the homebuilding industry. For the year ended December 31, 2006 and the three months ended March 31, 2007, Levitt had net loss of $9,164,000 and net income of $976,000, respectively. See also “Risks Associated with Our Class A Common Stock and this Offering — Even if the merger with Levitt is not consummated, we may use the net proceeds of this offering to increase our investment in Levitt.”

If a significant number of holders of Levitt Class A Common Stock exercise their appraisal rights, it could have an adverse effect on us.

If a significant number of holders of Levitt Class A Common Stock exercise their appraisal rights, we may elect not to consummate the merger with Levitt, in which case we will have incurred significant transaction costs without consummating the transaction. Even if the merger is consummated, the number of shareholders exercising appraisal rights will impact our cash balances and cash flow, as we will be required to pay dissenting shareholders in cash. We have no operations other than activities relating to identifying, analyzing and in appropriate cases, acquiring new investments, as well as the monitoring and managing of our existing investments. Since we are dependent upon dividends from our subsidiaries for a significant portion of our cash flow, and since the declaration of dividends by our subsidiaries is not always within our control, any significant decrease in our cash position as a result of payments to dissenting shareholders could have a material adverse effect on our business.

Substantial sales of our Class A Common Stock could adversely affect its market price.

In connection with the merger with Levitt, it is anticipated that approximately 37,533,953 shares of our Class A Common Stock will be issued to holders of Levitt Class A Common Stock and approximately 4,300,000 additional shares of our Class A Common Stock will be issuable pursuant to options to purchase shares of Levitt Class A Common Stock outstanding as of March 31, 2007. These shares will represent approximately 52% of the total number of shares of our Class A Common Stock anticipated to be outstanding if the merger with Levitt is completed, including the 10,000,000 shares to be issued in this offering. Other than the shares issued or to be issued to affiliates of Levitt or the Company, which would represent approximately 28% of the total number of shares of our Class A Common Stock anticipated to be outstanding if the merger with Levitt is completed, including the 10,000,000 shares to be issued in this offering, the shares issued or to be issued in connection with the merger with Levitt will not be subject to restrictions on resale. The issuance of and potential resale of these new shares could have the effect of depressing the market price of our Class A Common Stock.

If the merger with Levitt is not consummated, we will have incurred substantial costs adversely impacting our results of operations and financial condition and the market price of our common stock.

We have incurred and will continue to incur substantial costs in connection with the merger with Levitt. These costs are primarily associated with the fees of our attorneys, accountants and financial advisors. In addition, we have diverted significant management resources in an effort to consummate the merger and each are subject to restrictions contained in the merger agreement on the conduct of our business prior to the effective time of the merger. If the merger is not consummated, we will have incurred significant costs, including the diversion of management resources, from which we will have received little or no benefit.

Risks Associated with the Banking Industry and Our Investment in BankAtlantic Bancorp

Changes in interest rates could adversely affect BankAtlantic Bancorp’s net interest income and profitability.

The majority of BankAtlantic’s assets and liabilities are monetary in nature. As a result, the earnings and growth of BankAtlantic are significantly affected by interest rates, which are subject to the influence of economic conditions generally, both domestic and foreign, and also to the monetary and fiscal policies of the United States and its agencies, particularly the Federal Reserve Board. The nature and timing of any changes in such policies or general economic conditions and their effect on BankAtlantic cannot be controlled and are extremely difficult to predict. Changes in interest rates can impact BankAtlantic’s net interest income as well as the valuation of its assets and liabilities.

Banking is an industry that depends to a large extent on its net interest income. Net interest income is the difference between:

•	interest income on interest-earning assets, such as loans; and

•	interest expense on interest-bearing liabilities, such as deposits.

Changes in interest rates can have differing effects on BankAtlantic’s net interest income and the cost of purchasing residential mortgage loans in the secondary market. In particular, changes in market interest rates, changes in the relationships between short-term and long-term market interest rates, or the yield curve, or changes in the relationships between different interest rate indices can affect the interest rates charged on interest-earning assets differently than the interest rates paid on interest-bearing liabilities. This difference could result in an increase in interest expense relative to interest income and therefore reduce BankAtlantic’s net interest income. While BankAtlantic has attempted to structure its asset and liability management strategies to mitigate the impact on net interest income of changes in market interest rates, there can be no assurance that BankAtlantic will be successful in doing so.

Loan prepayment decisions are also affected by interest rates. Loan prepayments generally accelerate as interest rates fall. Prepayments in a declining interest rate environment reduce BankAtlantic’s net interest income and adversely affect its earnings because:

•	it amortizes premiums on acquired loans, and if loans are prepaid, the unamortized premium will be charged off; and

•	the yields it earns on the investment of funds that it receives from prepaid loans are generally less than the yields that it earned on the prepaid loans.

Significant loan prepayments in BankAtlantic’s mortgage portfolio in the future could have an adverse effect on BankAtlantic’s earnings. Additionally, increased prepayments associated with purchased residential loans may result in increased amortization of premiums on acquired loans, which would reduce BankAtlantic’s interest income.

In a rising interest rate environment loan prepayments generally decline resulting in loan yields that are less than the current market yields. In addition, the credit risks of loans with adjustable rate mortgages may worsen as interest rates rise and debt service obligations increase.

BankAtlantic has developed a computer model using standard industry software to quantify its interest rate risk, referred to as an “ALCO model” in support of its Asset/Liability Committee. This model measures the potential impact of gradual and abrupt changes in interest rates on BankAtlantic’s net interest income. While management would attempt to respond to the projected impact on net interest income, there is no assurance that management’s efforts will be successful.

The current level of short term interest rates is approximately equal to longer term rates. This is referred to as a “flat yield curve.” This situation has existed for some time extending back to 2005. BankAtlantic’s net interest income is largely derived from a combination of two factors: the level of core deposits, such as demand savings and NOW deposits, and the ability of banks to raise short term deposits and other borrowings and invest them at longer maturities. The current flat yield curve has significantly impacted the ability of BankAtlantic to profitably raise short term funds for longer term investment as the interest rate spread between short term and long term maturities is negligible. The future pattern of interest rates, including the relationship between short term and long term rates, will determine BankAtlantic’s ability to improve net interest income.

BankAtlantic’s “Florida’s Most Convenient Bank” initiative has resulted in higher operating expenses, which has had an adverse impact on BankAtlantic Bancorp’s earnings.

BankAtlantic’s “Florida’s Most Convenient Bank” initiative and its associated expanded operations have required it to provide additional management resources, hire additional personnel, increase compensation, occupancy and marketing expenditures and take steps to enhance and expand its operational and management information systems. Employee compensation, occupancy and advertising expenses have significantly increased since the inception, during 2002, of the initiative from $78.9 million during 2001 to $182.0 million during 2005 and $238.0 million during 2006. Additionally, BankAtlantic has renovated the interior of most of its existing stores and has committed to a program to expand its store network. As of March 31, 2007, BankAtlantic had opened 22 new stores since January 2005, and BankAtlantic anticipates accelerating the pace of store openings in future periods.

As a result of these growth initiatives, BankAtlantic has incurred and will continue to incur increased operating expenses, which occur in advance of any anticipated benefit resulting from these expenses. In the event that the “Florida’s Most Convenient Bank” initiative does not produce the results anticipated, BankAtlantic’s increased operating expenses will not be adequately offset by the benefits of the initiative and BankAtlantic Bancorp’s earnings will continue to be adversely impacted. Additionally, if BankAtlantic Bancorp’s growth initiatives do not produce results which justify these increases in operating expenses, it may be forced to reduce expenses which could result in additional charges and costs.

Further, while its management is currently undertaking a review of all non-interest expenses, including marketing expenses which increased significantly in 2006 with a view of reducing expenses not directly associated with new stores or customer service, there is no assurance that BankAtlantic will be successful in its efforts to reduce expenses.

BankAtlantic’s loan portfolio is concentrated in real estate lending.

The national real estate market is showing signs of a slow down, particularly in areas that have seen significant growth, including Florida and California. BankAtlantic’s loan portfolio is concentrated in commercial real estate loans (virtually all of which are located in Florida), residential mortgages (nationwide), and consumer home-equity loans (Florida). BankAtlantic has exposure to credit losses that may arise from this concentration in what many believe is a softening real estate sector. BankAtlantic had a total commercial real estate acquisition and development loan portfolio of approximately $562 million at March 31, 2007. Included in the commercial real estate loans at March 31, 2007 are approximately $140 million of “builder land loans,” which are land loans to borrowers who have option agreements with regional and/or national builders and which are susceptible to extended maturities or borrower default due to a slow-down in Florida construction activity.

BankAtlantic obtains a significant portion of its non-interest income through service charges on core deposit accounts.

BankAtlantic’s core deposit account growth has generated a substantial amount of service charge income. The largest component of this service charge income is overdraft fees. Changes in customer behavior as well as increased competition from other financial institutions could result in declines in core deposit accounts or in overdraft frequency resulting in a decline in service charge income. Additionally, any future changes in banking regulations may impact this revenue source. Any of such changes could have a material adverse effect on BankAtlantic’s results.

BankAtlantic’s loan portfolio subjects it to high levels of credit risk.

BankAtlantic is exposed to the risk that its borrowers or counter-parties may default on their obligations. Credit risk arises through the extension of loans, certain securities, letters of credit, and financial guarantees and through counter-party exposure on trading and wholesale loan transactions. In an attempt to manage this risk, BankAtlantic establishes policies and procedures to manage both on and off-balance sheet (primarily loan commitments) credit risk.

BankAtlantic attempts to manage credit exposure to individual borrowers and counter-parties on an aggregate basis including loans, securities, letters of credit, derivatives and unfunded commitments. Credit personnel analyze the creditworthiness of individual borrowers or counter-parties, and limits are established for the total credit exposure to any one borrower or counter-party. Credit limits are subject to varying levels of approval by senior line and credit risk managers. BankAtlantic also enters into participation agreements with other lenders to limit its credit risk.

The majority of BankAtlantic’s loan portfolio consists of loans secured by real estate. BankAtlantic’s loan portfolio included $2.2 billion of loans secured by residential real estate and $1.8 billion of commercial real estate, construction and development loans at March 31, 2007. At March 31, 2007, BankAtlantic’s commercial real estate, construction and development loans, which are concentrated mainly in Florida, represented approximately 40.0% of its loan portfolio. The real estate market in Florida is currently exhibiting signs of weakness. If real estate values in Florida were to decline, the credit quality of BankAtlantic’s loan portfolio and its earnings could be adversely impacted. Real estate values are affected by various factors, including changes in general and/or regional economic conditions, governmental rules and policies and natural disasters such as hurricanes.

BankAtlantic’s commercial real estate loan portfolio includes large lending relationships, including relationships with unaffiliated borrowers involving lending commitments in each case in excess of $30 million. These relationships represented an aggregate outstanding balance of $532 million as of December 31, 2006. Defaults by any of these borrowers could have a material adverse effect on BankAtlantic’s results.

BankAtlantic’s interest-only residential loans expose it to greater credit risks.

A portion of BankAtlantic’s residential loan portfolio consists of interest-only loans. These loans have reduced initial loan payments with the potential for significant increases in monthly loan payments in subsequent periods, even if interest rates do not rise, as required amortization of the principal amount commences. Monthly loan payments will also increase as interest rates increase. This presents a potential repayment risk if the borrower is unable to meet the higher debt service obligations or refinance the loan. It is anticipated that it will be difficult for borrowers to refinance residential loans in markets where real estate values have declined.

An inadequate allowance for loan losses would result in reduced earnings.

As a lender, BankAtlantic is exposed to the risk that its customers will be unable to repay their loans according to their terms and that any collateral securing the payment of their loans will not be sufficient to assure full repayment. BankAtlantic evaluates the collectibility of its loan portfolio and provides an allowance for loan losses that it believes is adequate based upon such factors as:

•	the risk characteristics of various classifications of loans;
•	previous loan loss experience;
•	specific loans that have loss potential;
•	delinquency trends;
•	estimated fair value of the collateral;
•	current economic conditions;
•	the views of its regulators; and
•	geographic and industry loan concentrations.

If BankAtlantic’s evaluation is incorrect and borrower defaults cause losses exceeding the portion of the allowance for loan losses allocated to those loans, BankAtlantic Bancorp’s earnings could be significantly and adversely affected. BankAtlantic may experience losses in its loan portfolios or perceive adverse trends that require it to significantly increase its allowance for loan losses in the future, which would reduce future earnings.

In addition, BankAtlantic’s regulators may require it to increase or decrease its allowance for loan losses even if BankAtlantic thinks such change is unjustified.

Adverse events in Florida, where BankAtlantic’s business is currently concentrated, could adversely impact BankAtlantic’s results and future growth.

BankAtlantic’s business, the location of its stores and the real estate collateralizing its commercial real estate loans are primarily concentrated in Florida. As a result, BankAtlantic Bancorp is exposed to geographic risks, and any economic downturn in Florida or adverse changes in laws and regulations in Florida would have a negative impact on its revenues and business. Further, the State of Florida is subject to the risks of natural disasters such as tropical storms and hurricanes. The occurrence of an economic downturn in Florida, adverse changes in laws or regulations in Florida or natural disasters could impact the credit quality of BankAtlantic’s assets, growth, the level of deposits BankAtlantic’s customers maintain, the success of BankAtlantic’s customers’ business activities, and the ability of BankAtlantic to expand its business.

Regulatory Compliance.

The banking industry is an industry subject to multiple layers of regulation. A risk of doing business in the banking industry is that a failure to comply with any of these regulations can result in substantial penalties, significant restrictions on business activities and growth plans and/or limitations on dividend payments, depending upon the type of violation and various other factors. As a holding company, BankAtlantic Bancorp is also subject to significant regulation.

BankAtlantic entered into a deferred prosecution agreement with the Department of Justice and a Cease and Desist Order with the OTS regarding its compliance with the USA PATRIOT Act, anti-money laundering laws and the Bank Secrecy Act.

In April 2006, BankAtlantic entered into a deferred prosecution agreement with the U.S. Department of Justice relating to past deficiencies in BankAtlantic’s compliance with the Bank Secrecy Act and anti-money laundering laws. Under the Department of Justice agreement, BankAtlantic agreed to the filing of one-count information charging it with failing to establish an adequate anti-money laundering compliance program in accordance with the Bank Secrecy Act. BankAtlantic simultaneously entered into a cease and desist order with the OTS and a consent agreement with the Financial Crimes Enforcement Network (FinCEN) relating to deficiencies in its compliance with the Bank Secrecy Act. The Department of Justice agreed to take no further action against BankAtlantic in connection with this matter and seek dismissal of the information if BankAtlantic complied with the obligations under the deferred prosecution agreement for a period of twelve months. On May 18, 2007, the information was dismissed and the deferred prosecution agreement expired. While BankAtlantic believes that it has appropriate policies and procedures in place to maintain full compliance with the terms of the Bank Secrecy Act and the OTS order, compliance with the Bank Secrecy Act is inherently difficult and there is no assurance that BankAtlantic will remain in full compliance with the Bank Secrecy Act or the OTS order. If BankAtlantic is not in compliance with its obligations under the OTS order, BankAtlantic may not be able to obtain regulatory approvals necessary to proceed with certain aspects of its business plan, including its store expansion and other acquisition plans, and its ability to pay dividends could be adversely affected by a cease and desist order or any other actions taken by regulators or other federal agencies.

BankAtlantic Bancorp’s portfolio of equity securities subjects it to equity pricing risks.

BankAtlantic Bancorp maintains a portfolio of publicly traded and privately held equity securities that subject it to equity pricing risks arising in connection with changes in the relative values due to changing market and economic conditions. Volatility or a decline in the financial markets can negatively impact BankAtlantic Bancorp’s net income as a result of devaluation of these investments. At March 31, 2007, BankAtlantic Bancorp had equity securities with a book value of approximately $91 million. Additionally, in connection with the merger of Ryan Beck with Stifel in February 2007, BankAtlantic Bancorp received approximately 2,377,000 shares of Stifel common stock with a market value at March 31, 2007 of $103.7 million and warrants to acquire 481,724 shares of Stifel common stock. Stifel had approximately 12,400,000 shares of common stock outstanding at the acquisition date, excluding the shares of common stock issued to BankAtlantic Bancorp at the closing of the Ryan Beck acquisition. In addition to limitations imposed by federal securities laws, BankAtlantic Bancorp is subject to contractual restrictions which limit the number of shares of Stifel common stock that it is permitted to sell during the two-year period following the merger. Even after these restrictions lapse, the trading market for Stifel common stock may not be liquid enough to permit BankAtlantic Bancorp to sell Stifel common stock that it owns without significantly reducing the market price of these shares, if BankAtlantic Bancorp is able to sell them at all.

Risks Associated with the Homebuilding and Real Estate Industry and Our Investment in Levitt

Levitt engages in real estate activities which are speculative and involve a high degree of risk.

The real estate industry is highly cyclical by nature, the current market is experiencing a significant decline and future market conditions are uncertain. Factors which adversely affect the real estate and homebuilding industries, many of which are beyond Levitt’s control, include:

•	overbuilding or decreases in demand;

•	inventory build-up due to buyers’ contract cancellations;

•	the availability and cost of financing;

•	unfavorable interest rates and increases in inflation;

•	changes in the general availability of land and competition for available land;

•	construction defects and warranty claims arising in the ordinary course of business or otherwise, including mold related property damage and bodily injury claims and homeowner and homeowners’ association lawsuits;

•	changes in national, regional and local economic conditions;

•	cost overruns, inclement weather, and labor and material shortages;

•	the impact of present or future environmental legislation, zoning laws and other regulations;

•	availability, delays and costs associated with obtaining permits, approvals or licenses necessary to develop property; and

•	increase in real estate taxes, insurance and other local government fees.

Levitt has experienced a decline in its homebuilding operations over the past year which has adversely affected its sales volume and pricing.

In 2006, the homebuilding industry in Levitt’s markets experienced a significant decline in demand for new homes. The trends in the homebuilding industry continue to be unfavorable. Demand has slowed as evidenced by fewer new orders and lower conversion rates in the markets in which Levitt operates. These conditions have been particularly difficult in Florida, which is the market in which Levitt has the strongest presence. Spec inventories have increased as a result of higher cancellation rates on pending contracts as new homeowners sometimes find it more advantageous to forfeit a deposit than to close on the purchase of the home. The combination of the lower demand and higher inventories affects both the number of homes Levitt can sell and the prices at which Levitt can sell them. Levitt cannot predict how long demand and other factors in the homebuilding market will remain unfavorable, how active the market will be during the coming periods and if sales volume and pricing will return to past levels or levels that will enable Levitt to operate more profitably.

The homebuilding industry is highly competitive.

The homebuilding industry is highly competitive. Levitt competes in each of its markets with numerous national, regional and local homebuilders. This competition with other homebuilders could reduce the number of homes Levitt delivers or cause Levitt to accept reduced margins in order to maintain sales volume.

Levitt also competes with the resale of existing homes, including foreclosed home sales by lenders, sales by housing speculators and available rental housing. As demand for homes has slowed, the number of completed unsold homes has increased as well as the supply of existing homes. Competition with existing inventory, including homes purchased for speculation, has resulted in increased pressure on the prices at which Levitt is able to sell homes, as well as upon the number of homes Levitt can sell.

Continued decline in land values could result in further impairment write-offs.

Some of the land Levitt currently owns was purchased at prices that reflected the recent historic high demand cycle in the homebuilding industry. The recent slowdown in the homebuilding industry in Levitt’s markets resulted in $36.8 million of homebuilding inventory impairments for the year ended December 31, 2006 and $282,000 of homebuilding inventory impairments for the quarter ended March 31, 2007. If market conditions continue to deteriorate, the fair value of some of these assets or additional assets may decrease and be subject to future impairment write-offs and adversely affect our financial condition and operating results. Further, impairment write-offs could also result in the acceleration of debt which is secured by impaired assets. In order to remain competitive, Levitt is aggressively offering sales incentives which will negatively impact its margins and may impact its backlog.

Because real estate investments are illiquid, a decline in the real estate market or in the economy in general could adversely impact Levitt’s business and cash flow.

Real estate investments are generally illiquid. Companies that invest in real estate have a limited ability to vary their portfolio of real estate investments in response to changes in economic and other conditions. In addition, the market value of any or all of Levitt’s properties or investments may decrease in the future. Moreover, Levitt may not be able to timely dispose of an investment when it finds dispositions advantageous or necessary, or complete the disposition of properties under contract to be sold, and any such dispositions may not provide proceeds in excess of the amount of Levitt’s investment in the property or even in excess of the amount of any indebtedness secured by the property. As part of Levitt’s strategy for future growth, Levitt significantly increased its land inventory during 2006, with its inventory of real estate increasing from $611.3 million at December 31, 2005 to $844.6 million at March 31, 2007. This substantial increase in Levitt’s land holdings and concentration in Florida subjects Levitt to a greater risk from declines in real estate values in its markets. Further, these newly acquired properties were purchased at a time when competition for land was very high, and accordingly these properties may be more susceptible to impairment write downs in the current real estate environment. Declines in real estate values or in the economy generally could have a material adverse impact on Levitt’s financial condition and results of operations.

Shortages of supplies and labor could increase costs and delay deliveries, which may adversely affect Levitt’s operating results.

Levitt’s ability to develop its projects may be affected by circumstances beyond its control, including:

•	shortages or increases in prices of construction materials;
•	natural disasters in the areas in which Levitt operates;

•	work stoppages, labor disputes and shortages of qualified trades people, such as carpenters, roofers, electricians and plumbers;

•	lack of availability of adequate utility infrastructure and services; and
•	Levitt’s need to rely on local subcontractors who may not be adequately capitalized or insured.

Any of these circumstances could give rise to delays in the start or completion of, or increase the cost of, developing one or more of Levitt’s projects or individual homes. Levitt competes with other real estate developers, both regionally and nationally, for labor as well as raw materials, and the competition for materials has recently become global. Increased costs or shortages of lumber, drywall, steel, concrete, roofing materials, pipe and asphalt could cause increases in construction costs and construction delays.

Historically, Levitt has sought to manage its costs, in part, by entering into short-term, fixed-price materials contracts with selected subcontractors and material suppliers. Levitt may be unable to achieve cost containment in the future by using fixed-price contracts. Without corresponding increases in the sales prices of Levitt’s real estate inventories (both land and finished homes), increasing materials costs associated with land development and home building could negatively affect Levitt’s margins. Levitt may not be able to recover these increased costs by raising its home prices because, typically, the price for each home is set in a home sale contract with the customer months prior to delivery. If Levitt is unable to increase its prices for new homes to offset these increased costs, Levitt’s operating results could be adversely affected.

Natural disasters could have an adverse effect on Levitt’s real estate operations.

Levitt currently develops and sells a significant portion of its properties in Florida. The Florida markets in which Levitt operates are subject to the risks of natural disasters such as hurricanes and tropical storms. These natural disasters could have a material adverse effect on Levitt’s business by causing the incurrence of uninsured losses, increased homebuyer insurance rates, delays in construction, and shortages and increased costs of labor and building materials. In 2005, three named storms made landfall in the State of Florida causing little damage to Levitt’s communities. In addition, during the 2004 hurricane season, five named storms made landfall in the State of Florida causing property damage in several of Levitt’s communities; however, Levitt’s losses were primarily related to landscaping and claims based on water intrusion associated with the hurricanes, and Levitt has attempted to address those issues. In May 2005, a purported class action was brought on behalf of owners of homes in a particular Central Florida Levitt and Sons’ subdivision alleging construction defects and damage suffered during certain of the hurricanes in 2004.

In addition to property damage, hurricanes may cause disruptions to Levitt’s business operations. New homebuyers cannot obtain insurance until after named storms have passed, creating delays in new home deliveries. Approaching storms require that sales, development and construction operations be suspended in favor of storm preparation activities such as securing construction materials and equipment. After a storm has passed, construction-related resources such as sub-contracted labor and building materials are likely to be redeployed to hurricane recovery efforts around the state. Governmental permitting and inspection activities may similarly be focused primarily on returning displaced residents to homes damaged by the storms, rather than on new construction activity. Depending on the severity of the damage caused by the storms, disruptions such as these could last for several months.

Levitt’s ability to sell lots and homes, and, accordingly, Levitt’s operating results, will be affected by the availability of financing to potential purchasers.

Most purchasers of real estate finance their acquisitions through third-party mortgage financing. Residential real estate demand is generally adversely affected by:

•	increases in interest rates;
•	decreases in the availability of mortgage financing;
•	increasing housing costs;
•	unemployment; and
•	changes in federally sponsored financing programs.

Increases in interest rates or decreases in the availability of mortgage financing could depress the market for new homes because of the increased monthly mortgage costs or the unavailability of financing to potential homebuyers. Even if potential customers do not need financing, increases in interest rates and decreased mortgage availability could make it harder for them to sell their homes. Recently, increases in rates on certain adjustable rate mortgage products and a trend of increasing defaults by borrowers generally, including under subprime, interest only and negative amortization mortgage loans, could lead to a reduction in the availability of mortgage financing. If demand for housing declines, land may remain in Levitt’s inventory longer and Levitt’s corresponding borrowing costs would increase. This would adversely affect Levitt’s operating results and financial condition.

Levitt’s ability to successfully develop communities could affect its financial condition.

It may take several years for a community development to achieve positive cash flow. Before a community development generates any revenues, material expenditures are required to acquire land, to obtain development approvals and to construct significant portions of project infrastructure, amenities, model homes and sales facilities. If Levitt is unable to develop and market its communities successfully and to generate positive cash flows from these operations in a timely manner, it will have a material adverse effect on Levitt’s ability to meet its working capital requirements.

A portion of Levitt’s revenues from land sales in its master planned communities are recognized for accounting purposes under the percentage of completion method, therefore, if Levitt’s actual results differ from its assumptions, Levitt’s profitability may be reduced.

Under the percentage of completion method for recognizing revenue, Levitt records revenue as work on the project progresses. This method relies on estimates of total expected project costs. Revenue and cost estimates are reviewed and revised periodically as the work progresses. Adjustments are reflected in contract revenue in the period when such estimates are revised. Variation of actual results and Levitt’s estimates in these large master planned communities could be material.

Product liability litigation and claims that arise in the ordinary course of business may be costly which could adversely affect Levitt’s business.

Levitt’s homebuilding and commercial development business is subject to construction defect and product liability claims arising in the ordinary course of business. These claims are common in the homebuilding and commercial real estate industries and can be costly. Levitt has, and many of Levitt’s subcontractors have, general liability, property, errors and omissions, workers compensation and other business insurance. However, these insurance policies only protect Levitt against a portion of its risk of loss from claims. In addition, because of the uncertainties inherent in these matters, Levitt cannot provide reasonable assurance that its insurance coverage or its subcontractor arrangements will be adequate to address all warranty, construction defect and liability claims in the future. In addition, the costs of insuring against construction defect and product liability claims, if applicable, are high and the amount of coverage offered by insurance companies is also currently limited. There can be no assurance that this coverage will not be further restricted and become more costly. If Levitt is not able to obtain adequate insurance against these claims, Levitt may experience losses that could negatively impact its operating results. Levitt is currently a defendant in a purported class action lawsuit alleging construction defects and seeking damages. While Levitt is vigorously defending this action, it will be required to incur legal fees and there is no assurance that Levitt will be successful in litigation.

Further, as a community developer, Levitt may be expected by community residents from time to time to resolve any real or perceived issues or disputes that may arise in connection with the operation or development of its communities. Any efforts made by Levitt in resolving these issues or disputes may not satisfy the affected residents and any subsequent action by these residents could negatively impact sales and results of operations. In addition, Levitt could be required to make material expenditures related to the settlement of such issues or disputes or to modify its community development plans.

Levitt is subject to governmental regulations that may limit its operations, increase its expenses or subject it to liability.

Levitt is subject to laws, ordinances and regulations of various federal, state and local governmental entities and agencies concerning, among other things:

•	environmental matters, including the presence of hazardous or toxic substances;
•	wetland preservation;
•	health and safety;
•	zoning, land use and other entitlements;
•	building design; and
•	density levels.

In developing a project and building homes or commercial properties, Levitt may be required to obtain the approval of numerous governmental authorities regulating matters such as:

•	installation of utility services such as gas, electric, water and waste disposal;
•	the dedication of acreage for open space, parks and schools;
•	permitted land uses; and
•	the construction design, methods and materials used.

These laws or regulations could, among other things:

•	establish building moratoriums;
•	limit the number of homes or commercial properties that may be built;
•	change building codes and construction requirements affecting property under construction;
•	increase the cost of development and construction; and
•	delay development and construction.

Levitt may also at times not be in compliance with all regulatory requirements. If Levitt is not in compliance with regulatory requirements, it may be subject to penalties or be forced to incur significant expenses to cure any noncompliance. In addition, some of Levitt’s land and some of the land that Levitt may acquire have not yet received planning approvals or entitlements necessary for planned or future development. Failure to obtain entitlements necessary for further development of this land on a timely basis or to the extent desired may adversely affect Levitt’s future results and prospects.

Several governmental authorities have also imposed impact fees as a means of defraying the cost of providing governmental services to developing areas, and many of these fees have increased significantly during recent years.

Building moratoriums and changes in governmental regulations may subject Levitt to delays or increased costs of construction or prohibit development of Levitt’s properties.

Levitt may be subject to delays or may be precluded from developing in certain communities because of building moratoriums or changes in statutes or rules that could be imposed in the future. The State of Florida and various counties have in the past and may in the future continue to declare moratoriums on the issuance of building permits and impose restrictions in areas where the infrastructure, such as roads, schools, parks, water and sewage treatment facilities and other public facilities, does not reach minimum standards. Additionally, certain counties in Florida, including counties where Levitt is developing projects, have enacted more stringent building codes which have resulted in increased costs of construction. As a consequence, Levitt may incur significant expenses in connection with complying with new regulatory requirements that Levitt may not be able to pass on to buyers.

Levitt is subject to environmental laws and the cost of compliance could adversely affect its business.

As a current or previous owner or operator of real property, Levitt may be liable under federal, state, and local environmental laws, ordinances and regulations for the costs of removal or remediation of hazardous or toxic substances on, under or in the property. These laws often impose liability whether or not Levitt knew of, or was responsible for, the presence of such hazardous or toxic substances. The cost of investigating, remediating or removing such hazardous or toxic substances may be substantial. The presence of any such substance, or the failure promptly to remediate any such substance, may adversely affect Levitt’s ability to sell or lease the property, to use the property for Levitt’s intended purpose, or to borrow using the property as collateral.

Increased insurance risk could negatively affect Levitt’s business.

Insurance and surety companies may take actions that could negatively affect Levitt’s business, including increasing insurance premiums, requiring higher self-insured retentions and deductibles, requiring additional collateral or covenants on surety bonds, reducing limits, restricting coverages, imposing exclusions, and refusing to underwrite certain risks and classes of business. Any of these actions may adversely affect Levitt’s ability to obtain appropriate insurance coverage at reasonable costs which could have a material adverse effect on Levitt’s business.

Levitt utilizes community development districts to fund development costs.

Levitt establishes community development districts to access tax-exempt bond financing to fund infrastructure and other projects at its master-planned communities. Levitt is responsible for any assessed amounts until the underlying property is sold. Levitt will continue to be responsible for the annual assessments if the property is never sold.

Levitt’s indebtedness and leverage could adversely affect its financial condition, restrict its ability to operate and prevent it from fulfilling its obligations.

Levitt has a significant amount of debt. At March 31, 2007, Levitt’s consolidated debt was approximately $671.8 million. Levitt’s debt could:

•	require Levitt to dedicate a substantial portion of its cash flow from operations to payment of or on its debt and reduce its ability to use its cash flow for other purposes;

•	be accelerated if Levitt does not meet required covenants or the collateral securing the indebtedness decreases in value;

•	make Levitt more vulnerable in the event of a downturn in its business or in general economic conditions;

•	impact Levitt’s flexibility in planning for, or reacting to, the changes in its business;

•	limit Levitt’s ability to obtain future financing for working capital, capital expenditures, acquisitions, debt service requirements or other requirements; and

•	place Levitt at a competitive disadvantage if it has more debt than its competitors.

Levitt’s ability to meet its debt service and other obligations, to refinance its indebtedness or to fund planned capital expenditures will depend upon Levitt’s future performance. Levitt is engaged in businesses that are substantially affected by changes in economic cycles. Levitt’s revenues and earnings vary with the level of general economic activity in the markets it serves. The factors that affect Levitt’s ability to generate cash can also affect its ability to raise additional funds for these purposes through the sale of equity securities, the refinancing of debt, or the sale of assets. Changes in prevailing interest rates may affect Levitt’s ability to meet its debt service obligations, because borrowings under a significant portion of its debt instruments bear interest at floating rates.

Levitt’s anticipated minimum debt payment obligations in 2007 total approximately $46.0 million, which does not include repayments of specified amounts upon a sale of portions of the property securing the debt or any amounts that could be accelerated in the event that property serving as collateral becomes impaired. Levitt’s business may not generate sufficient cash flow from operations, and future borrowings may not be available under Levitt’s existing credit facilities or any other financing sources in an amount sufficient to enable Levitt to service its indebtedness, or to fund its other liquidity needs. Levitt may need to refinance all or a portion of its debt on or before maturity, which it may not be able to do on favorable terms or at all.

Levitt’s outstanding debt instruments and bank credit facilities impose restrictions on its operations and activities. The most significant restrictions relate to debt incurrence, lien incurrence, sales of assets and cash distributions by Levitt and require Levitt to comply with certain financial covenants. If Levitt fails to comply with any of these restrictions or covenants, the holders of the applicable debt could cause Levitt’s debt to become due and payable prior to maturity. In addition, some of Levitt’s debt instruments contain cross-default provisions, which could cause a default in a number of debt instruments if Levitt defaults on only one debt instrument.

Levitt’s current land development plans may require additional capital, which may not be available.

Levitt anticipates that it will need to obtain additional financing as it funds its current land development projects. These funds may be obtained through public or private debt or equity financings, additional bank borrowings or from strategic alliances. Levitt may not be successful in obtaining additional funds in a timely manner, on favorable terms or at all. Moreover, certain of Levitt’s bank financing agreements contain provisions that limit the type and amount of debt Levitt may incur in the future without its lenders’ consent. In addition, the availability of borrowed funds, especially for land acquisition and construction financing, may be greatly reduced, and lenders may require increased amounts of equity to be invested in a project by borrowers in connection with both new loans and the extension of existing loans. If Levitt does not have access to additional capital, it may be required to delay, scale back or abandon some or all of its land development activities or reduce capital expenditures and the size of its operations.

Levitt’s results may vary.

Levitt has historically experienced, and expects to continue to experience, variability in operating results on a quarterly basis and from year to year. Factors expected to contribute to this variability include:

•	the cyclical nature of the real estate and construction industries;
•	prevailing interest rates and the availability of mortgage financing;
•	the uncertain timing of closings;
•	weather and the cost and availability of materials and labor;
•	competitive variables; and
•	the timing of receipt of regulatory and other governmental approvals for construction of projects.

The volume of sales contracts and closings typically varies from quarter to quarter depending on the stages of development of Levitt’s projects. In the early stages of a project’s development (two to three years depending on the project), Levitt incurs significant start-up costs associated with, among other things, project design, land acquisition and development, construction and marketing expenses. Since revenues from sales of properties are generally recognized only upon the transfer of title at the closing of a sale, no revenue is recognized during the early stages of a project unless land parcels or residential homesites are sold to other developers. Levitt’s costs and expenses were approximately $607.8 million, $500.6 million and $484.9 million during the years ended December 31, 2006, 2005 and 2004, respectively. For the quarter ended March 31, 2007, Levitt’s costs and expenses were approximately $146.3 million. Periodic sales of properties may be insufficient to fund operating expenses and the current trends Levitt is experiencing with respect to new sales and cancellations in its homebuilding operations makes it likely that Levitt’s level of sales over the next 12 months will be significantly below past levels. Further, if sales and other revenues are not adequate to cover costs and expenses, Levitt will be required to seek a source of additional operating funds. Accordingly, Levitt’s financial results will vary from community to community and from time to time.

Levitt may not successfully integrate acquired businesses.

As part of Levitt’s business strategy, Levitt has in the past and expects to continue to evaluate acquisition prospects that would complement Levitt’s existing business, or that might otherwise offer growth opportunities. Acquisitions entail numerous risks, including:

•	difficulties in assimilating acquired management and operations;
•	risks associated with achieving profitability;
•	the incurrence of significant due diligence expenses relating to acquisitions that are not completed;
•	unforeseen expenses;
•	integrating information technologies;
•	risks associated with entering new markets in which Levitt has no or limited prior experience;
•	the potential loss of key employees of acquired organizations; and
•	risks associated with transferred assets and liabilities.

Levitt may not be able to acquire or profitably manage additional businesses, or to integrate successfully any acquired businesses, properties or personnel into its business, without substantial costs, delays or other operational or financial difficulties. Levitt’s failure to do so could have a material adverse effect on its business, financial condition and results of operations. If Levitt is unable to successfully realize the anticipated benefits of an acquisition, Levitt may be required to incur an impairment charge with respect to any goodwill recognized in the acquisition. For the year ended December 31, 2006, $1.3 million of goodwill recorded in connection with Levitt’s acquisition of Bowden Homes in 2004 was fully written off. In addition, Levitt may incur debt or contingent liabilities in connection with future acquisitions, which could materially adversely affect its operating results.

Levitt owns a significant, illiquid investment in Bluegreen, from which Levitt does not expect to receive any cash flow.

Levitt owns approximately 31% of the outstanding common stock of Bluegreen, a publicly-traded corporation whose common stock is listed on the New York Stock Exchange under the symbol “BXG”. Although traded on the New York Stock Exchange, the shares of Bluegreen’s common stock owned by Levitt may be deemed restricted stock, which would limit Levitt’s ability to liquidate its investment in Bluegreen if it chose to do so. While Levitt has made a significant investment in Bluegreen, it does not expect to receive any dividends from Bluegreen for the foreseeable future.

Levitt’s results of operations would be adversely affected by decreased earnings or losses at Bluegreen.

For the year ended December 31, 2006, Levitt’s earnings from its investment in Bluegreen were $9.7 million, decreasing from $12.7 million and $13.1 million for the years ended December 31, 2005, and 2004, respectively. For the quarter ended March 31, 2007, Levitt’s earnings from its investment in Bluegreen were approximately $1.7 million. At March 31, 2007, the book value of Levitt’s investment in Bluegreen was $108.6 million. Accordingly, a significant portion of Levitt’s earnings and book value are dependent upon Bluegreen’s ability to continue to generate earnings and maintain its market value. Further, declines in the market value of the shares of Bluegreen’s common stock or other events that could impair the value of Levitt’s holdings would have an adverse impact on the value of Levitt’s investment in Bluegreen. Levitt annually reviews its investment in Bluegreen for impairment. You are referred to the public reports filed by Bluegreen with the SEC for information regarding Bluegreen.

Risks Associated with the Restaurant Industry and Our Investment in Benihana

We have an investment in preferred shares of Benihana which are convertible to common stock. As such, the value of our investment will be influenced by the market performance of Benihana’s stock. Some of the risk factors common to the restaurant industry which might affect the performance of Benihana are as follows:

•	Changes in consumer preferences and discretionary spending;

•	Ability to compete with many food service businesses;

•	The availability and quality of ingredients and changes in food and supply costs could adversely affect results of operations;

•	Food service industry is affected by litigation and publicity concerning food quality, health and other issues, which could cause customers to avoid a particular restaurant, result in significant liabilities or litigation costs or damage reputation or brand recognition;

•	Health concerns relating to the consumption of food products could affect consumer preferences and could negatively impact results of operations;

•	Increased labor costs or labor shortages could adversely affect results of operations;

•	The ability to obtain and maintain licenses and permits necessary to operate restaurants and compliance with laws could adversely affect operating results;

•	Seasonal fluctuations in business could adversely impact stock price;

•	Need for additional capital in the future which might not be available; and

•	The loss of key management personnel.

Risks Associated with Our Class A Common Stock and this Offering

Even if the merger with Levitt is not consummated, we may use the net proceeds of this offering to increase our investment in Levitt.

If the merger with Levitt is not consummated, Levitt would need to take alternative measures in order to satisfy its liquidity needs. Levitt has filed a registration statement on Form S-3 with the SEC with respect to a proposed distribution to its shareholders of rights to purchase up to $200 million of shares of its Class A Common Stock. In the event that the merger is not consummated, Levitt has indicated that it will pursue the rights offering, in which case, we currently intend to use the net proceeds of this offering to participate fully in such rights offering, which will have the effect of increasing our shareholders’ exposure to the homebuilding industry. See “Risks Associated with the Merger with Levitt — If the merger with Levitt is consummated, our shareholders will increase their exposure to the homebuilding industry, which continues to experience significant weakness.”

We have never paid cash dividends on our common stock and there is no assurance that we will pay cash dividends in the future.

We have never paid regular cash dividends on our common stock, and we do not anticipate that we will pay cash dividends on our common stock in the foreseeable future. Further, our ability to pay cash dividends is dependent on the ability of our subsidiaries to pay sufficient dividends to us. Our subsidiaries are subject to limitations that restrict their ability to pay dividends. See “Risks Associated With Us — We depend on dividends from our subsidiaries for a significant portion of our cash flow. Regulatory restrictions and the terms of indebtedness limit the ability of some of our subsidiaries to pay dividends.”

Alan B. Levan and John E. Abdo’s control position may adversely affect the market price of our common stock.

Alan B. Levan, our Chairman of the board of directors and Chief Executive Officer, and John E. Abdo, our Vice Chairman of the board of directors, may be deemed to have beneficially owned at March 31, 2007 approximately 44.4% of our Class A Common Stock and 86.4% of our Class B Common Stock. These shares represented approximately 52.7% of our total common stock and 77.1% of our total voting power at March 31, 2007. Additionally, Messrs. Levan and Abdo have entered into a shareholders agreement and irrevocable proxy with respect to the shares of Class B Common Stock controlled by them. Under the agreement, they have agreed to vote their shares of Class B Common Stock in favor of the election of each other to our board of directors for so long as they are willing and able to serve as directors of the Company. Additionally, Mr. Abdo has granted an irrevocable proxy to an entity controlled by Mr. Levan and will obtain the consent of Mr. Levan prior to the sale or conversion of certain of his shares of Class B Common Stock. Since our Class A Common Stock and Class B Common Stock vote as a single class on most matters, Alan B. Levan and John E. Abdo effectively have the voting power to control the outcome of any shareholder vote and elect the members of our board of directors. Alan B. Levan and John E. Abdo’s control position may have an adverse effect on the market price of our common stock.

Certain provisions of our charter documents may have anti-takeover effects.

Certain provisions of our Articles of Incorporation and Bylaws could have the effect of making it more difficult for a third party to acquire control of the Company. These include provisions regarding both the voting rights of our Class B Common Stock and the advance notice procedures to be complied with by our shareholders in order to make shareholder proposals or nominate directors, provisions giving our board of directors the authority to issue additional shares of preferred stock and to fix the relative rights and preferences of the preferred stock without additional shareholder approval and provisions dividing our board of directors into classes with staggered terms. In addition, our board of directors has in the past adopted, and has the authority to and may in the future adopt, a shareholder rights plan, or “poison pill,” which has the intended effect of causing substantial dilution to a person or group who attempts to acquire a significant interest in us without the approval of our board of directors. These anti-takeover provisions may have an adverse effect on the market price of our common stock.

We may issue additional securities in the future, including in connection with the merger with Levitt.

There is generally no restriction on our ability to issue debt or equity securities which are pari passu or have a preference over our Class A Common Stock. Likewise, there is also no restriction on the ability of BankAtlantic Bancorp or Levitt to issue additional capital stock or incur additional indebtedness. Authorized but unissued shares of our capital stock are available for issuance from time to time in the discretion of our board of directors, including issuances in connection with acquisitions. In connection with, and as part of, the merger with Levitt, we agreed to amend our Articles of Incorporation to increase the number of authorized shares of our Class A Common Stock from 70,000,000 to 130,000,000. If the merger is consummated, we will issue approximately 37,551,298 shares of our Class A Common Stock to holders of Levitt Class A Common Stock and approximately 5,700,000 additional shares of our Class A Common Stock will be issuable to holders of options to purchase shares of Levitt Class A Common Stock. These and other issuances may be dilutive to our earnings per share or to our shareholders’ ownership position.

We do not anticipate that we will seek shareholder approval in connection with any future issuances of our stock unless we are required by law or the rules of any stock exchange on which our securities are listed. There are no limitations on our ability to incur additional debt or issue additional notes or debentures.

The terms of our Articles of Incorporation, which establish fixed relative voting percentages between our Class A Common Stock and Class B Common Stock, may not be well accepted by the market.

Our Class A Common Stock and Class B Common Stock generally vote together as a single class. The Class A Common Stock possesses in the aggregate 22% of the total voting power of all our common stock and the Class B Common Stock possesses in the aggregate the remaining 78% of the total voting power. These relative voting percentages will remain fixed unless the number of shares of Class B Common Stock outstanding decreases to 1,800,000 shares, at which time the Class A Common Stock aggregate voting power will change to 40% and the Class B Common Stock will have the remaining 60%. If the number of shares of Class B Common Stock outstanding decreases to 1,400,000 shares, the Class A Common Stock aggregate voting power will change to a fixed 53% and the Class B Common Stock will have the remaining 47%. These relative voting percentages will remain fixed unless the number of shares of Class B Common Stock outstanding decreases to 500,000 shares, at which time the fixed voting percentages will be eliminated. These changes in the relative voting power represented by each class of our common stock are based only on the number of shares of Class B Common Stock outstanding, thus issuances of Class A Common Stock, including the issuance of shares in connection with the proposed merger with Levitt, will have no effect on these provisions. As additional shares of Class A Common Stock are issued, it is likely that the disparity between the equity interest represented by the Class B Common Stock and its voting power will widen. While the amendment creating this capital structure was approved by our shareholders, the fixed voting percentage provisions are somewhat unique. If the market does not sufficiently accept this structure, the trading price and market for our Class A Common Stock would be adversely affected.

FORWARD LOOKING STATEMENTS

Except for historical information contained herein, the matters discussed in this document contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve substantial risks and uncertainties. When used in this document and in any documents incorporated by reference herein, the words “anticipate,” “believe,” “estimate,” “may,” “intend,” “expect” and similar expressions identify certain of such forward-looking statements. Actual results, performance, or achievements could differ materially from those contemplated, expressed, or implied by the forward-looking statements contained herein. These forward-looking statements are based largely on the expectations of BFC and are subject to a number of risks and uncertainties that are subject to change based on factors which are, in many instances, beyond the Company’s control. When considering those forward-looking statements, the reader should keep in mind the risks, uncertainties and other cautionary statements made in this document, including those identified in the section entitled “Risk Factors.” These risks are subject to change based on factors which are, in many instances, beyond the Company’s control. The reader should not place undue reliance on any forward-looking statement, which speaks only as of the date made. We disclaim any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, or new information, data or methods, future events or other changes.

This document also contains information regarding the past performance of our investments and the reader should note that prior or current performance of investments and acquisitions is not a guarantee or indication of future performance. Some factors which may affect the accuracy of the forward-looking statements apply generally to the financial services, real estate development, homebuilding, resort development and vacation ownership, and restaurant industries, while other factors apply directly to us. Risks and uncertainties associated with BFC include, but are not limited to:

•	the impact of economic, competitive and other factors affecting the Company and its subsidiaries, and their operations, markets, products and services;

•	that BFC may not have sufficient available cash to make desired investments;

•	that BFC shareholders’ interests may be diluted in transactions utilizing BFC stock for consideration, including in connection with the proposed merger with Levitt;

•	that appropriate investment opportunities on reasonable terms and at reasonable prices may not be available;

•	that the performance of those entities in which investments are made may not be as anticipated; and

•	that BFC will be subject to the unique business and industry risks and characteristics of each entity in which an investment is made.

With respect to BankAtlantic Bancorp and BankAtlantic, the risks and uncertainties that may affect BFC include, but are not limited to:

•	the impact of economic, competitive and other factors affecting BankAtlantic Bancorp and its operations, markets, products and services;

•	credit risks and loan losses, and the related sufficiency of the allowance for loan losses, including the impact on the credit quality of BankAtlantic loans of changes in the real estate markets in their trade area and where their collateral is located;

•	changes in interest rates and the effects of, and changes in, trade, monetary and fiscal policies and laws including their impact on the Bank’s net interest margin;

•	adverse conditions in the stock market, the public debt market and other capital markets and the impact of such conditions on activities and the value of assets;

•	BankAtlantic’s seven-day banking initiatives and other growth, marketing or advertising initiatives not resulting in continued growth of core deposits or producing results which do not justify their costs;

•	the success of expenses discipline initiatives;

•	BankAtlantic’s new store expansion program, successfully opening the anticipated number of new stores in 2007 and achieving growth and profitability at the stores;

•	the impact of periodic testing of goodwill and other intangible assets for impairment;

•	the value of the shares of Stifel’s common stock and, if received, the warrants to purchase shares of Stifel’s common stock, will vary over time; and

•	past performance, actual or estimated new account openings and growth rate may not be indicative of future results.

With respect to Levitt, the risks and uncertainties that may affect us include, but are not limited to:

•	the impact of economic, competitive and other factors affecting Levitt and its operations;

•	the market for real estate in the areas where Levitt has developments, including the impact of market conditions on Levitt’s margins and the fair value of Levitt’s real estate inventory;

•	the accuracy of the estimated fair value of Levitt’s real estate inventory and the potential for further impairment charges;

•	the need to offer additional incentives to buyers to generate sales;

•	the effects of increases in interest rates;

•	cancellations of existing sales contracts and the ability to consummate sales contracts included in Levitt’s backlog;

•	Levitt’s ability to realize the expected benefits of its expanded platform, technology investments, growth initiatives and strategic objectives;

•	Levitt’s ability to timely deliver homes from backlog, shorten delivery cycles and improve operational and construction efficiency;

•	the realization of cost savings associated with reductions of workforce and the ability to limit overhead and costs commensurate with sales;

•	Levitt’s ability to maintain sufficient liquidity in the event of a prolonged downturn in the housing market; and

•	Levitt’s success at managing the risks involved in the foregoing.

With respect to the proposed merger with Levitt, the risks and uncertainties that may affect us include, but are not limited to, the risks:

•	relating to the effect on our cash flow resulting from a substantial number of holders of Levitt Class A Common Stock exercising their appraisal rights in the merger or from Levitt’s operations after the merger;

•	that the value of our other major investments may decline;

•	that the benefits of the merger to either us, Levitt, or both companies may not be achieved;

•	relating to the timing and extent of any homebuilding recovery;

•	that the merger may not be consummated as contemplated, or at all; and

•	that we may not be able to access financial resources on attractive terms, or at all.

In addition to the risks and factors identified above, reference is also made to other risks and factors detailed in reports filed by the Company, BankAtlantic Bancorp and Levitt with the SEC. The Company cautions that the foregoing factors are not all inclusive.

USE OF PROCEEDS

The net proceeds from the sale of the 10,000,000 shares of our Class A Common Stock we are offering will be approximately $31,510,000 after deducting estimated offering expenses and underwriting discounts.

We currently intend to use the net proceeds of this offering to support Levitt and for our general corporate purposes, including working capital and potential new investments. If the proposed merger with Levitt is consummated, we currently intend to use the net proceeds of this offering primarily to provide Levitt, which will be our wholly-owned subsidiary following the merger, with working capital. Levitt has indicated that, if the merger is not consummated for any reason, it currently intends to pursue a rights offering to holders of its common stock, giving each such holder, including BFC, the right to purchase a proportional number of additional shares of Levitt’s Class A Common Stock. In the event that the merger is not consummated, we currently intend to use the net proceeds of this offering primarily to participate fully in any rights offering made by Levitt or to otherwise make additional debt or equity investments in Levitt.

From time to time in the ordinary course of our business, we evaluate potential business investment or acquisition opportunities, some of which may be material. At the present time, we have not reached any agreements relating to any material business investment or acquisition.

The precise amounts and timing of the application of such proceeds depends upon many factors, including, but not limited to, the amount of any such proceeds and whether or not the proposed merger with Levitt is consummated, and if not so consummated, the timing and consummation of any rights offering pursued by Levitt. Until the proceeds are used, we intend to invest the net proceeds in short and long-term investments, including, but not limited to treasury bills, commercial paper, certificates of deposit, securities issued by U.S. government agencies, money market funds, repurchase agreements and other similar investments.

PRICE RANGE OF COMMON STOCK

Our Class A Common Stock is listed for trading on the NYSE Arca under the trading symbol “BFF.” Prior to June 22, 2006, our Class A Common Stock was quoted on the NASDAQ National Market under the trading symbol “BFCF.” Our Class B Common Stock is quoted on the OTC Bulletin Board under the symbol “BFCFB.OB.” The following table sets forth, for the indicated periods, the high and low per share sales prices for our Class A Common Stock as reported on the NASDAQ National Market, with respect to the time period prior to June 22, 2006, and as reported on the NYSE Arca, with respect to the time period on and after such date, and for our Class B Common Stock as reported by the National Association of Securities Dealers Automated Quotation System. The stock prices do not include retail mark-ups, mark-downs or commissions.

Class A Common Stock:	High	Low

2007
First Quarter	$6.90	$4.17
Second Quarter	5.00	3.59
Third Quarter (through July 11, 2007)	4.14	3.51

2006
First Quarter	$6.64	$5.35
Second Quarter	8.16	5.69
Third Quarter	7.10	4.35
Fourth Quarter	7.06	4.80

2005
First Quarter	$11.34	$9.04
Second Quarter	10.29	7.81
Third Quarter	9.00	6.81
Fourth Quarter	7.05	4.90

Class B Common Stock:	High	Low

2007
First Quarter	$6.55	$5.00
Second Quarter	5.00	3.60
Third Quarter (through July 11, 2007)	4.10	4.10

2006
First Quarter	$6.50	$5.25
Second Quarter	7.70	5.70
Third Quarter	8.25	5.00
Fourth Quarter	6.80	4.85

2005
First Quarter	$11.12	$9.20
Second Quarter	10.70	7.80
Third Quarter	8.70	7.00
Fourth Quarter	6.75	4.85

On July 11, 2007, the closing sale price of our Class A Common Stock as reported on the NYSE Arca was $3.51 per share and the closing sale price of our Class B Common Stock as reported by the National Association of Securities Dealers Automated Quotation System was $4.10 per share.

As of July 9, 2007, there were approximately 3,340 holders of record of our Class A Common Stock and approximately 760 holders of record of our Class B Common Stock.

DIVIDEND POLICY

We have not declared or distributed cash dividends to the holders of either our Class A Common Stock or our Class B Common Stock since our inception in 1980, and it is not likely that any cash dividends on our common stock will be declared in the foreseeable future. Our board of directors intends, for the foreseeable future, to follow a policy of retaining all of our earnings to finance the operations and expansion of our business.

CAPITALIZATION

The following table sets forth the parent company only capitalization of BFC on (i) an actual basis at March 31, 2007, (ii) an as adjusted basis to reflect the sale of the 10,000,000 shares of Class A Common Stock offered by us in this offering (after deducting underwriting discounts and estimated offering expenses), and the application of the estimated net proceeds from the offering as described in the section of this prospectus entitled “Use of Proceeds” on page 32 and (iii) a pro forma, as adjusted basis to reflect the sale of the 10,000,000 shares of Class A Common Stock offered by us in this offering, the application of the estimated net proceeds of this offering and the consummation of the merger with Levitt. You should read the information in the following table in conjunction with our consolidated financial statements and related notes thereto contained in Amendment No. 2 to our Annual Report on Form 10-K/A for the year ended December 31, 2006 and Amendment No. 2 to our Quarterly Report on Form 10-Q/A for the quarter ended March 31, 2007, which are incorporated herein by reference.

	As of March 31, 2007
	Actual	As Adjusted	Pro Forma, As Adjusted
	(Dollars in thousands, except for share and per share data)

Note payable	$0	$0	$0

Shareholders’ equity:
Preferred stock, $.01 par value, 10,000,000 shares authorized;
5% Cumulative Convertible Preferred Stock, 15,000 shares issued and outstanding, 15,000 shares issued and outstanding, as adjusted and pro forma, as adjusted	-	-	-
Class A Common Stock, $.01 par value, 70,000,000 shares authorized;
28,755,904 shares issued and outstanding, 38,755,904 shares issued and outstanding, as adjusted, 76,289,857 shares issued and outstanding, pro forma, as adjusted(1)(2)	266	366	741
Class B Common Stock, $.01 par value, 20,000,000 shares authorized;
7,090,652 shares issued and outstanding, 7,090,652 issued and outstanding, as adjusted and pro forma, as adjusted(3)	69	69	69
Additional paid-in capital	93,934	125,344	364,556
Retained earnings	81,249	81,249	81,249

Total shareholders’ equity before accumulated other comprehensive income	175,518	207,028	446,615
Accumulated other comprehensive income	1,243	1,243	1,243

Total shareholders’ equity	176,761	208,271	447,858

Total capitalization	$176,761	$208,271	$447,858

Book value per share	$4.82	$4.43	$5.34

(1)	In connection with the proposed merger with Levitt and subject to the approval of our shareholders, we will increase the number of authorized shares of our Class A Common Stock from 70,000,000 to 130,000,000.

(2)	Does not include (i) an additional 1,500,000 shares of Class A Common Stock issuable upon exercise of the underwriters’ over-allotment option, (ii) 1,562,000 shares of Class A Common Stock issuable upon conversion of the Company’s 5% Cumulative Convertible Preferred Stock, or (iii) 732,296 shares of Class A Common Stock issuable upon the exercise of outstanding options at July 9, 2007 with a weighted average exercise price of $6.47 per share.

(3)	Does not include 1,009,318 shares of our Class B Common Stock issuable upon the exercise of outstanding options at July 9, 2007 with a weighted average exercise price of $4.05 per share.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following table sets forth selected consolidated financial and other data for BFC as of, and for the years ended, December 31, 2002 through 2006 and as of, and for the three months ended, March 31, 2006 and 2007. Certain selected consolidated financial and other data presented below as of, and for the years ended, December 31, 2002 through 2006 are derived from our consolidated financial statements. The selected consolidated financial and other data as of, and for the three months ended, March 31, 2006 and 2007 are derived from our unaudited consolidated financial statements and reflect, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary for a fair statement of such data. Results for the three months ended March 31, 2007 are not necessarily indicative of results that may be expected for the entire year or any future period. The following table is a summary and should be read in conjunction with “Management’s Discussion and Analysis of Results of Operations and Financial Condition” and the consolidated financial statements and related notes contained in Amendment No. 2 to our Annual Report on Form 10-K/A for the year ended December 31, 2006 and Amendment No. 2 to our Quarterly Report on Form 10-Q/A for the quarter ended March 31, 2007, which are incorporated herein by reference.

	For
	the Three Months
	Ended March 31,		For the Years Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
	(Dollars in thousands, except for per share data)

Income Statement
Revenues
BFC Activities	$1,450	$1,003	$3,682	$3,129	$5,683	$1,073	$607
Financial Services	129,107	117,316	507,746	445,537	358,703	320,534	350,987
Homebuilding & Real Estate Development	145,968	128,242	583,152	574,824	558,838	288,686	212,081

	276,525	246,561	1,094,580	1,023,490	923,224	610,293	563,675

Costs and Expenses
BFC Activities	3,417	3,170	12,370	9,665	7,452	7,019	5,141
Financial Services	132,779	106,875	474,311	381,916	280,431	275,507	321,243
Homebuilding & Real Estate Development	146,035	129,134	606,655	498,760	481,618	253,169	191,662

	282,231	239,179	1,093,336	890,341	769,501	535,695	518,046

Equity in earnings from unconsolidated affiliates	2,893	771	10,935	13,404	19,603	10,126	9,327

(Loss) income from continuing operations	(2,813)	8,153	12,179	146,553	173,326	84,724	54,956
(Benefit) provision for income taxes	(272)	2,514	(528)	59,566	70,920	36,466	19,615
Noncontrolling interest	(915)	5,729	13,404	79,267	90,388	43,616	33,501

(Loss) income from continuing operations	(1,626)	(90)	(697)	7,720	12,018	4,642	1,840
(Loss) income from discontinued operations, net of noncontrolling interest and income taxes	1,053	(209)	(1,524)	5,054	2,212	2,380	2,151
Income from extraordinary items, net of noncontrolling interest and income taxes	—	—	—	—	—	—	3,298
Cumulative effect of a change in accounting principle, net of noncontrolling interest and income taxes	—	—	—	—	—	—	(2,097)

Net (loss) income	(573)	(299)	(2,221)	12,774	14,230	7,022	5,192
5% Preferred Stock dividends	(188)	(188)	(750)	(750)	(392)	—	—

Net (loss) income allocable to common stock	$(761)	$(487)	$(2,971)	$12,024	$13,838	$7,022	$5,192

Common Share Data (a),(c),(d)
Basic (loss) earnings per share:
Basic (loss) earnings per share from continuing operations	$(0.05)	$(0.01)	$(0.04)	$0.24	$0.48	$0.21	$0.08
Discontinued operations	0.03	—	(0.05)	0.18	0.09	0.10	0.10
Extraordinary items	—	—	—	—	—	—	0.15
Cumulative effect of a change in accounting principle	—	—	—	—	—	—	(0.09)

Basic (loss) earnings per share of common stock	$(0.02)	$(0.01)	$(0.09)	$0.42	$0.57	$0.31	$0.23

Diluted (loss) earnings per share:
Diluted earnings (loss) per share from continuing operations	$(0.05)	$(0.01)	$(0.05)	$0.22	$0.40	$0.16	$0.07
Discontinued operations	0.03	(0.01)	(0.05)	0.15	0.07	0.09	0.09
Extraordinary items	—	—	—	—	—	—	0.14
Cumulative effect of a change in accounting principle	—	—	—	—	—	—	(0.09)

Diluted (loss) earnings per share of common stock	$(0.02)	$(0.02)	$(0.10)	$0.37	$0.47	$0.25	$0.21

Basic weighted average number of common shares outstanding	33,444	32,692	33,249	28,952	24,183	22,818	22,454
Diluted weighted average number of common shares outstanding	33,444	32,692	33,249	31,219	27,806	26,031	22,454
Ratio of earnings to fixed charges (e)	—	—	—	—	—	0.28	—
Dollar deficiency of earnings to fixed charges (e)	$916	$1,326	$5,197	$7,217	$4,145	$—	$1,347

	As of or for the
	Three Months Ended
	March 31,		As of or for the Years Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
	(Dollars in thousands, except for per share data and average price data)

Balance Sheet
Loans and leases, net	$4,625,865	$4,528,530	$4,603,505	$4,628,744	$4,561,073	$3,611,612	$3,377,870
Securities	1,130,363	1,054,410	1,081,980	1,064,857	1,082,985	553,148	975,516
Total assets	7,523,794	7,308,003	7,605,766	7,395,755	6,954,847	5,136,235	5,415,933
Deposits	4,085,022	3,960,766	3,867,036	3,752,676	3,457,202	3,058,141	2,920,555
Securities sold under agreements to repurchase and federal funds purchased	119,513	156,675	128,411	249,263	257,002	120,874	116,279
Other borrowings (f)	2,261,784	1,978,668	2,426,000	2,131,976	2,086,368	1,209,571	1,686,613
Shareholders’ equity	176,761	178,368	177,585	183,080	125,251	85,675	77,411
Book value per share (d),(g)	4.82	4.87	4.84	5.25	4.25	3.68	3.45
Return on average equity (b)(h)	(0.32)%	(0.17)%	(1.24)%	8.08%	13.16%	8.63%	6.85%
BankAtlantic Asset quality ratios
Non-performing assets, net of reserves as a percent of total loans, tax certificates and real estate owned	1.02%	0.18%	0.55%	0.17%	0.19%	0.36%	0.86%
Loan loss allowance as a percent of non-performing loans	195.65%	686.59%	982.89%	605.68%	582.18%	422.06%	235.61%
Loan loss allowance as a percentage of total loans	1.08%	0.94%	0.94%	0.88%	1.00%	1.24%	1.38%
Capital Ratios for BankAtlantic
Total risk based capital	12.11%	12.21%	12.08%	11.50%	10.80%	12.06%	11.89%
Tier I risk based capital	10.49%	10.65%	10.50%	10.02%	9.19%	10.22%	10.01%
Leverage	7.51%	7.75%	7.55%	7.42%	6.83%	8.52%	7.26%
Levitt Corporation
Consolidated:
Consolidated margin on sales of real estate(i)	$28,390	$23,488	$83,125	$150,030	$143,378	$73,627	$48,133
Consolidated margin percentage(j)	20.10%	18.71%	14.70%	26.90%	26.10%	26.00%	23.20%
Homes delivered (units)	362	439	1,660	1,789	2,126	1,011	740
Backlog of homes (units)	1,045	1,859	1,248	1,792	1,814	2,053	824
Backlog of homes (sales value)	$359,029	$608,437	$438,240	$557,325	$448,647	$458,771	$167,526
Land division acres sold	—	56	371	1,647	1,212	1,337	1,715
Primary Homebuilding:
Revenues from sales of real estate	$112,512	$90,845	$424,420	$352,723	$418,550	$222,257	$162,359
Cost of sales of real estate(i)	86,952	72,292	367,252	272,680	323,366	173,072	131,281

Margin(i)	$25,560	$18,553	$57,168	$80,043	$95,184	$49,185	$31,078
Margin percentage(j)	22.72%	20.42%	13.50%	22.70%	22.70%	22.10%	19.10%
Construction starts	202	339	1,445	1,212	1,893	1,593	796
Homes delivered	315	308	1,320	1,338	1,783	1,011	740
Average selling price of homes delivered	$357,000	$295,000	$322,000	$264,000	$235,000	$220,000	$219,000
Net orders (units)	101	419	847	1,289	1,378	2,240	980
Net orders (value)	$33,156	$152,196	$324,217	$448,207	$376,435	$513,436	$204,730
Backlog of homes (units)	912	1,710	1,126	1,599	1,648	2,053	824
Backlog of homes (sales value)	$332,196	$573,492	$411,578	$512,140	$416,656	$458,771	$167,526
Tennessee Homebuilding:
Revenues from sales of real estate	$21,657	$27,430	$76,299	$85,644	$53,746	$—	$—
Cost of sales of real estate(i)	20,651	24,205	72,807	74,328	47,731	—	—

Margin(i)	$1,006	$3,225	$3,492	$11,316	$6,015	$—	$—
Margin percentage(j)(k)	9.53%	11.76%	4.60%	13.20%	11.20%	—	—
Construction starts	52	51	237	450	401	—	—
Homes delivered	47	131	340	451	343	—	—
Average selling price of homes delivered	$225,000	$209,000	$224,000	$190,000	$157,000	$—	$—
Net orders (units)	58	87	269	478	301	—	—
Net orders (value)	$10,744	$17,191	$57,776	$98,838	$51,481	$—	$—
Backlog of homes (units)	133	149	122	193	166	—	—
Backlog of homes (sales value)	$26,833	$34,945	$26,662	$45,185	$31,991	$—	$—

	As of or for the
	Three Months Ended
	March 31,		As of or for the Years Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
	(Dollars in thousands, except for per share data and average price data)

Land division(l):
Revenues from sales of real estate	$777	$7,272	$69,778	$105,658	$96,200	$55,037	$53,919
Cost of sales of real estate	72	5,019	42,662	50,706	42,838	31,362	28,722

Margin(i)(m)	$705	$2,253	$27,116	$54,952	$53,362	$23,675	$25,197
Margin percentage(j)	90.73%	31.00%	38.90%	52.00%	55.50%	43.00%	46.70%
Acres sold	—	56	371	1,647	1,212	1,337	1,715
Inventory of real estate (acres)(n)	6,871	7,231	6,871	7,287	5,965	6,837	5,853
Inventory of real estate (book value)	$195,394	$147,910	$176,356	$150,686	$122,056	$43,906	$59,520
Acres subject to sales contracts — third parties	74	195	74	246	1,833	1,433	1,845
Aggregate sales price of acres subject to sales contracts to third parties	$21,124	$33,717	$21,124	$39,283	$121,095	$103,174	$72,767

(a)	Since its inception, the Company has not paid any cash dividends on its common stock.

(b)	Ratios were computed using quarterly averages.

(c)	While the Company has two classes of common stock outstanding, the two-class method is not presented because the Company’s capital structure does not provide for different dividend rates or other preferences, other than voting rights, between the two classes.

(d)	I.R.E. Realty Advisory Group, Inc. (“RAG”) owns 4,764,282 shares of the Company’s Class A Common Stock and 500,000 shares of the Company’s Class B Common Stock. Because the Company owns 45.5% of the outstanding common stock of RAG, 2,165,367 shares of the Company’s Class A Common Stock and 227,500 shares of the Company’s Class B Common Stock are eliminated from the number of shares outstanding for purposes of computing earnings per share and book value per share.

(e)	The operations, fixed charges and dividends of BankAtlantic Bancorp and Levitt are not included in the calculation because those subsidiaries are separate, publicly traded companies whose Boards of Directors are composed of individuals, a majority of whom are independent. Accordingly, decisions made by those Boards, including with respect to the payment of dividends, are not within the Company’s control.

(f)	Other borrowings consist of FHLB advances, subordinated debentures, notes, mortgage notes payable, bonds payable, secured borrowings, and junior subordinated debentures. Secured borrowings were recognized on loan participation agreements that constituted a legal sale of a portion of the loan but that were not qualified to be accounted for as a loan sale.

(g)	Preferred stock redemption price is eliminated from shareholders’ equity for purposes of computing book value per share.

(h)	The return on average equity is equal to net income (loss) divided by average consolidated shareholders’ equity during the respective year.

(i)	Margin is calculated as revenues from sales of real estate minus cost of sales of real estate. Included in cost of sales of real estate for the year ended December 31, 2006 are homebuilding inventory impairment charges and write-offs of deposits and pre-acquisition costs of $31.1 million in Levitt’s Primary Homebuilding segment and $5.7 million in Levitt’s Tennessee Homebuilding segment.

(j)	Margin percentage is calculated by dividing margin by revenues from sales of real estate.

(k)	Excludes an $11.1 million land sale, which generated no margin. No comparable land sales occurred in the three months ended March 31, 2006.

(l)	Revenues from sales of real estate and costs of sales of real estate include land sales to Levitt and Sons, if any. These inter-segment transactions are eliminated in consolidation.

(m)	For the three months ended March 31, 2007, there were no land sales recorded. Revenues from sales of real estate and margin percentage relate to revenues from look back provisions and recognition of deferred revenue associated with sales in prior periods.

(n)	Estimated net saleable acres (subject to final zoning, permitting, and other governmental regulations /approvals).

SELECTED PARENT COMPANY ONLY FINANCIAL DATA

The following table sets forth selected parent company only financial data as of, and for the years ended, December 31, 2002 through 2006 and as of, and for the three months ended March 31, 2006 and 2007. Certain selected parent company only financial data presented below as of, and for the years ended, December 31, 2002 through 2006 are derived from our consolidated financial statements. The selected parent company only financial data as of, and for the three months ended, March 31, 2006 and 2007 are derived from our unaudited parent company only financial statements and reflect, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary for a fair statement of such data. Results for the three months ended March 31, 2007 are not necessarily indicative of results that may be expected for the entire year or any future period. The following table is a summary and should be read in conjunction with “Management’s Discussion and Analysis of Results of Operations and Financial Condition” and the consolidated financial statements and related notes contained in Amendment No. 2 to our Annual Report on Form 10-K/A for the year ended December 31, 2006 and Amendment No. 2 to our Quarterly Report on Form 10-Q/A for the quarter ended March 31, 2007, which are incorporated herein by reference.

	As of or for the		As of or for the
	Three Months Ended		Years Ended
	March 31,		December 31,
	2007	2006	2006	2005	2004	2003	2002
	(In thousands)
Balance Sheet Data:
Assets
Cash and cash equivalents	$15,910	$19,464	$17,815	$26,683	$1,520	$1,536	$797
Investment securities	2,211	2,434	2,262	2,034	1,800	1,218	1,269
Investment in Benihana, Inc.	20,000	20,000	20,000	20,000	10,000	—	—
Investment in venture partnerships	904	941	908	950	971	626	2,782
Investment in BankAtlantic Bancorp, Inc.	113,658	112,119	113,586	112,218	103,125	91,869	106,017
Investment in Levitt Corporation	57,255	58,070	57,009	58,111	48,983	27,885	—
Investment in and advances to wholly-owned subsidiaries	2,056	1,612	1,525	1,631	31,867	30,877	30,749
Loans receivable	1,987	1,500	2,157	2,071	3,364	4,175	4,175
Other assets	2,516	2,821	2,261	960	2,697	484	768

Total assets	$216,497	$218,961	$217,523	$224,658	$204,327	$158,670	$146,557

Liabilities and Shareholders’ Equity
Notes payable	$—	$—	$—	$—	$10,483	$6,015	$6,015
Advances from and negative basis in wholly-owned subsidiaries	1,373	544	1,290	462	34,636	33,977	33,634
Other liabilities	6,636	6,615	7,351	7,417	6,929	6,454	6,300
Deferred income taxes	31,727	33,434	31,297	33,699	27,028	26,549	23,197

Total liabilities	39,736	40,593	39,938	41,578	79,076	72,995	69,146
Total shareholders’ equity	176,761	178,368	177,585	183,080	125,251	85,675	77,411

Total liabilities and shareholders’ equity	$216,497	$218,961	$217,523	$224,658	$204,327	$158,670	$146,557

Statements of Operations Data:
Revenues	$559	$573	$2,232	$1,775	$3,514	$1,051	$763
Expenses	1,914	2,220	8,413	14,904	6,717	3,954	3,898

(Loss) before earnings (loss) from subsidiaries	(1,355)	(1,647)	(6,181)	(13,129)	(3,203)	(2,903)	(3,135)
(Loss) equity from earnings in BankAtlantic Bancorp	(477)	1,404	5,807	9,053	11,817	11,911	7,443
Equity from earnings (loss) in Levitt	162	(109)	(1,522)	9,125	10,265	—	—
Equity from earnings (loss) in wholly-owned subsidiaries	15	(32)	(658)	6,671	(35)	(1,428)	(559)

(Loss) income before income taxes	(1,655)	(384)	(2,554)	11,720	18,844	7,580	3,749
(Benefit) provision for income taxes	(29)	(294)	(1,857)	4,000	6,826	2,938	1,909

(Loss) income from continuing operations	(1,626)	(90)	(697)	7,720	12,018	4,642	1,840
Equity (loss) in subsidiaries’ discontinued operations, net of tax	1,053	(209)	(1,524)	5,054	2,212	2,380	2,151
Income from extraordinary item, net of income taxes	—	—	—	—	—	—	3,298
Cumulative effect of a change in accounting principle, net of taxes	—	—	—	—	—	—	(2,097)

Net (loss) income	(573)	(299)	(2,221)	12,774	14,230	7,022	5,192
5% Preferred Stock dividends	(188)	(188)	(750)	(750)	(392)	—	—

Net (loss) income allocable to common stock	$(761)	$(487)	$(2,971)	$12,024	$13,838	$7,022	$5,192

Statements of Cash Flow Data:
Operating Activities:
(Loss) income from continuing operations	$(1,626)	$(90)	$(697)	$7,720	$12,018	$4,642	$1,840
Equity (loss) in subsidiaries’ discontinued operations, net of tax	1,053	(209)	(1,524)	5,054	2,212	2,380	2,151
Income from extraordinary item, net of income taxes	—	—	—	—	—	—	3,298
Cumulative effect of a change in accounting principle, net of taxes	—	—	—	—	—	—	(2,097)
Other operating activities	(1,053)	(1,577)	(820)	(12,709)	(18,243)	(7,694)	(8,313)

Net cash (used in) provided by operating activities	$(1,605)	$(1,876)	(3,041)	$65	$(4,013)	$(672)	$(3,121)
Net cash (used in) provided by investing activities	—	(1,000)	(923)	(10,029)	(9,577)	1,129	(173)
Net cash (used in) provided by financing activities	(300)	(4,343)	(4,904)	35,127	13,574	282	1,385

(Decrease) increase in cash and cash equivalents	(1,905)	(7,219)	(8,868)	25,163	(16)	739	(1,909)
Cash at beginning of period	17,815	26,683	26,683	1,520	1,536	797	2,706

Cash at end of period	$15,910	$19,464	$17,815	$26,683	$1,520	$1,536	$797

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

The following unaudited pro forma condensed combined financial data presents the pro forma combined financial position and results of operations of us, with Levitt as our wholly-owned subsidiary, based upon the historical financial statements of each of us and Levitt, after giving effect to the merger with Levitt and adjustments described in the accompanying footnotes, and are intended to reflect the impact of the merger with Levitt on us. The unaudited pro forma condensed combined financial data has been developed from (i) our consolidated financial statements contained in Amendment No. 2 to our Annual Report on Form 10-K/A for the year ended December 31, 2006, which are incorporated by reference into this prospectus, (ii) our unaudited consolidated financial statements contained in Amendment No. 2 to our Quarterly Report on Form 10-Q/A for the quarter ended March 31, 2007, which are incorporated by reference into this prospectus, (iii) the consolidated financial statements of Levitt contained in Amendment No. 2 to its Annual Report on Form 10-K/A for the year ended December 31, 2006 and (iv) the unaudited consolidated financial statements of Levitt contained in Amendment No. 2 to its Quarterly Report on Form 10-Q/A for the quarter ended March 31, 2007. The unaudited pro forma condensed combined financial data is prepared using the purchase method of accounting, with us treated as the acquiror and as if the merger with Levitt had been consummated on March 31, 2007, for purposes of preparing the unaudited pro forma condensed combined balance sheet as of March 31, 2007, and on January 1, 2006, for purposes of preparing the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2006 and the three months ended March 31, 2007.

The following unaudited pro forma condensed combined financial data is provided for illustrative purposes only and does not purport to represent what our actual consolidated results of operations or our actual consolidated financial position would have been had the merger with Levitt occurred on the dates assumed, nor is the data necessarily indicative of our future consolidated results of operations or consolidated financial position. The unaudited pro forma condensed combined financial data should be read in conjunction with the separate historical consolidated financial statements and accompanying notes of each of us and Levitt.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF MARCH 31, 2007

(In thousands, except for share data)

		Pro forma
	Consolidated	Adjustments(a)		Pro forma

ASSETS

Cash and cash equivalents	$204,609	$—		$204,609

Securities available for sale (at fair value)	677,836	—		677,836

Investment securities (approximate fair value: $291,137)	293,560	—		293,560

Tax certificates net of allowance of $3,782	157,062	—		157,062

Federal Home Loan Bank stock, at cost which approximates fair value	69,503	—		69,503

Loans receivable, net of allowance for loan losses of $50,926	4,619,630	—		4,619,630

Residential loans held for sale	6,235	—		6,235

Real estate held for development and sale	871,748	—		871,748

Real estate owned	23,135	—		23,135

Investments in unconsolidated affiliates	123,230	(57,889	)(b)	65,341

Properties and equipment, net	317,369	(38,715	)(c)	278,654

Goodwill and other intangibles	76,937	—		76,937

Deferred income tax asset	—	55,748	(d)	55,748

Other assets	82,940	(12,531	)(e)	70,409

Total assets	$7,523,794	$(53,387)		$7,470,407

LIABILITIES AND SHAREHOLDERS’ EQUITY

Liabilities:

Deposits:

Non-interest bearing deposits	$1,031,628	$—		$1,031,628

Interest bearing deposits	3,053,394	—		3,053,394

Total deposits	4,085,022	—		4,085,022

Customer deposits on real estate held for sale	32,358	—		32,358

Advances from FHLB	1,297,055	—		1,297,055

Short term borrowings	119,513	—		119,513

Subordinated debentures, notes and bonds payable and junior subordinated debentures	964,729	485	(f)	965,214

Deferred tax liabilities, net	5,943	(5,943	)(d)	—

Other liabilities	152,883	—		152,883

Total liabilities	6,657,503	(5,458)		6,652,045

Noncontrolling interest	689,530	(287,517)		402,013

Commitments and contingencies

Shareholders’ equity:

Preferred stock of $.01 par value; authorized 10,000,000 shares; 5% Cumulative Convertible Preferred Stock (“5% Preferred Stock”) issued and outstanding 15,000 shares	—	—		—

Class A common stock of $.01 par value, authorized 70,000,000 shares; issued and outstanding 28,755,904 as adjusted, 66,289,857 shares issued and outstanding, pro forma	266	375		641

Class B common stock of $.01 par value, authorized 20,000,000 shares; issued and outstanding 7,090,652	69	—		69

Additional paid-in capital	93,934	239,212		333,146

Retained earnings	81,249	—		81,249

Total shareholders’ equity before accumulated other comprehensive income	175,518	239,587	(g)	415,105

Accumulated other comprehensive income	1,243	—		1,243

Total shareholders’ equity	176,761	239,587		416,348

Total liabilities and shareholders’ equity	$7,523,794	(53,387)		$7,470,407

(a)	Pro forma adjustments represent our acquisition of 83.4% of the difference in the estimated fair value of Levitt’s net assets after allocation of negative goodwill as compared to the corresponding book value. Negative goodwill resulted from the estimated fair value of acquired net assets exceeding the assumed purchase price (see footnote g). Negative goodwill was allocated to various non-financial assets on a pro-rata basis to reduce the estimated fair value of such assets. Estimated fair values of Levitt’s net assets upon consummation of the merger may be different than as assumed herein due to fluctuations in the value of the net assets over time. We plan to continue to further research the appropriate allocation of negative goodwill and accordingly allocations are subject to change in the future.

(b)	Represents a decrease of $57.9 million associated with the allocation of $56.9 million in negative goodwill and a decrease of approximately $971,000 based upon the estimated total market value of the investment in Bluegreen common stock at March 30, 2007. The estimated total market value of the investment in Bluegreen was determined by multiplying the closing price of Bluegreen common stock on March 30, 2007 by the number of shares owned.

(c)	Represents a decrease of $59.5 million associated with the allocation of negative goodwill, partially offset by an increase of approximately $20.8 million to estimated fair value for commercial properties under development.

(d)	Represents the reversal of our deferred tax liability of $19.4 million associated with Levitt’s undistributed earnings and the deferred tax consequences of basis differences created by purchase accounting (approximately $42.3 million). Basis differences arise between the historical tax basis of Levitt’s net assets as compared to the book value of such assets recorded in purchase accounting which resulted in reclassifying $55.7 million from deferred tax liability to deferred tax asset. The deferred tax asset was computed using an income tax rate of 38.575%.

(e)	Represents write-off of debt financing costs of $5.3 million and allocation of negative goodwill of $7.2 million.

(f)	Represents the estimated fair value of debt obligations based upon current borrowing rates for similar types of borrowing arrangements.

(g)	The assumed purchase price of $239.6 million represents the value of consideration for the merger, including the shares of our Class A Common Stock exchanged in the merger and cash consideration paid for costs associated with the merger. The value of our shares exchanged was calculated at $6.25, determined using the average of the closing prices of our Class A Common Stock for a few days prior and subsequent to January 30, 2007, the date the terms of the merger agreement were finalized and announced.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2007
AND FOR THE YEAR ENDED DECEMBER 31, 2006

(In thousands, except for per share data)

	For the Three Months Ended March 31, 2007				For the Year Ended December 31, 2006
		Pro forma				Pro forma
	Reported	Adjustments		Pro forma	Reported	Adjustments		Pro forma

Revenues

BFC Activities

Interest and dividend income	$499			$499	$2,249			$2,249

Other income	951			951	1,433			1,433

	1,450	—		1,450	3,682	—		3,682

Financial Services

Interest and dividend income	93,540			93,540	367,177			367,177

Service charges on deposits	24,595			24,595	90,472			90,472

Other service charges and fees	7,033			7,033	27,542			27,542

Other income	3,939			3,939	22,555			22,555

	129,107	—		129,107	507,746	—		507,746

Homebuilding & Real Estate Development

Sales of real estate	141,298			141,298	566,086			566,086

Interest and dividend income	553			553	2,474			2,474

Other income	4,117			4,117	14,592			14,592

	145,968	—		145,968	583,152	—		583,152

Total revenues	276,525	—		276,525	1,094,580	—		1,094,580

Costs and Expenses

BFC Activities

Interest expense	12			12	30			30

Employee compensation and benefits	2,744			2,744	9,407			9,407

Other expenses	661			661	2,933			2,933

	3,417	—		3,417	12,370	—		12,370

Financial Services

Interest expense, net of interest capitalized	46,218			46,218	166,578			166,578

Provision for loan losses	7,461			7,461	8,574			8,574

Employee compensation and benefits	41,090			41,090	150,804			150,804

Occupancy and equipment	15,944			15,944	57,308			57,308

Advertising and promotion	5,858			5,858	35,067			35,067

Other expenses	16,208			16,208	55,980			55,980

	132,779	—		132,779	474,311	—		474,311

Homebuilding & Real Estate Development

Cost of sales of real estate	112,908			112,908	482,961			482,961

Selling, general and administrative expenses	32,645			32,645	120,017			120,017

Other expenses	482			482	3,677			3,677

	146,035	—		146,035	606,655	—		606,655

Total costs and expenses	282,231	—		282,231	1,093,336	—		1,093,336

Equity earnings from unconsolidated affiliates	2,893			2,893	10,935			10,935

(Loss) income before income taxes and noncontrolling interest	(2,813)	—		(2,813)	12,179	—		12,179

Benefit for income taxes	(272)			(272)	(528)			(528)

Noncontrolling interest	(915)	(814	)(a)	(1,729)	13,404	7,643	(a)	21,047

(Loss) from continuing operations	$(1,626)	$814		$(812)	$(697)	$(7,643)		$(8,340)

Basic (loss) per common share from continuing operations	$(0.05)			$(0.01)	$(0.04)			$(0.13)

Diluted (loss) per common share from continuing operations	$(0.05)			$(0.01)	$(0.05)			$(0.13)

Diluted weighted average number of common shares outstanding	33,444	37,534	(b)	70,978	33,249	37,534	(b)	70,783

(a)	Elimination of non-controlling interest for the three months ended March 31, 2007 and for the year ended December 31, 2006.

(b)	Represents shares of our Class A Common Stock that will be issued to Levitt’s shareholders in the merger.

MANAGEMENT

The table below sets forth the names and ages of our directors and executive officers as well as the positions and offices held by them. Our board of directors is divided into three classes, with the members of each class serving three-year terms expiring at the third annual meeting of our shareholders after their elections, upon the election and qualification of their successors. All officers serve until they resign or are replaced or removed by the board of directors. A summary of the background and experience of each of these individuals follows the table.

			Term as
			Director
Name	Age	Position	Expires

Alan B. Levan	62	Chairman of the Board, Chief Executive Officer and President of BFC, Chairman of the Board and Chief Executive Officer of BankAtlantic Bancorp and Levitt and Chairman of the Board of BankAtlantic and Bluegreen	2007
John E. Abdo	64	Vice Chairman of the Board of BFC, BankAtlantic Bancorp, BankAtlantic and Levitt	2008
Phil Bakes	61	Managing Director and Executive Vice President	-
George P. Scanlon	49	Executive Vice President and Chief Financial Officer	-
Maria R. Scheker	49	Chief Accounting Officer	-
D. Keith Cobb	66	Director of BFC and BankAtlantic Bancorp	2009
Oscar Holzmann	64	Director	2008
Earl Pertnoy	81	Director	2009
Neil Sterling	55	Director	2007

Biographical Information

Alan B. Levan has served as a director and has been the Chairman of the Board, President and Chief Executive Officer of BFC or its predecessors since 1978. Mr. Levan formed the I.R.E. Group (predecessor to BFC) in 1972. He has been Chairman of the Board and Chief Executive Officer of BankAtlantic Bancorp since 1994 and served as President of BankAtlantic Bancorp from 1994 to 2007. He has been Chairman of the Board of BankAtlantic since 1987 and served as President of BankAtlantic from 1987 to 2007. He is Chairman of the Board and Chief Executive Officer of Levitt and Chairman of the Board of Bluegreen.

John E. Abdo has served as a director of BFC since 1988. Mr. Abdo has been Vice Chairman of BankAtlantic since April 1987 and Chairman of the Executive Committee of BankAtlantic since October 1985. He has been a director of BFC since 1988 and Vice Chairman of the Board of BFC since 1993. He has been a director and Vice Chairman of the Board of BankAtlantic Bancorp since 1994. He has been Vice Chairman of the Board of Levitt since April 2001 and served as President of Levitt from 1985 to 2005. He has been President and Chief Executive Officer of Abdo Companies, Inc., a real estate development, construction and brokerage firm, for more than five years. He also has been a director of Benihana since 1990 and Vice Chairman of Bluegreen since 2002.

Phil Bakes joined BFC as an Executive Vice President in January 2004 and was named Managing Director in October 2004. Immediately before joining BFC, he served from 1991-2003 as President and co-founder of Sojourn Enterprises, a Miami and New York-based merchant banking and advisory firm, as well as Chairman, Chief Executive Officer and co-founder from 1999-2003 of FAR&WIDE Travel Corp., an international leisure travel company, which in September 2003 liquidated under Chapter 11 of the U.S. Bankruptcy Code. From 1980-1990, Mr. Bakes was a senior airline industry executive, including serving as President and Chief Executive Officer of Continental Airlines and Eastern Airlines. Mr. Bakes began his professional career in Washington, D.C. serving as an assistant Watergate prosecutor, counsel to the Senate Antitrust Subcommittee and general counsel of a federal agency. Mr. Bakes holds a Juris Doctor degree from Harvard Law School and a Bachelor of Arts degree from Loyola University (Chicago).

George P. Scanlon joined BFC as Executive Vice President and Chief Financial Officer in April 2007. Mr. Scanlon has served as Executive Vice President and Chief Financial Officer of Levitt since August 2004 and now serves as Executive Vice President and Chief Financial Officer of each of BFC and Levitt. Prior to joining Levitt, Mr. Scanlon was the Chief Financial Officer of Datacore Software Corporation from December 2001 to August 2004. Datacore is a privately-owned independent software vendor specializing in storage control, storage management and storage consolidation. Prior to joining Datacore, Mr. Scanlon was the Chief Financial Officer of Seisint, Inc. from November 2000 to September 2001. Seisint was a privately-owned technology company specializing in providing data search and processing products. Prior to joining Seisint, Mr. Scanlon was employed at Ryder System, Inc. from August 1982 to June 2000, serving in a variety of financial positions, including

Senior Vice President — Planning and Controller. Ryder is a publicly-traded Fortune 500 provider of transportation, logistics and supply chain management services.

Maria R. Scheker was appointed Chief Accounting Officer of BFC in April 2007. Ms. Scheker joined BFC in 1985 and has held various positions with the Company during this time, including Assistant Controller from 1993 through 2003. Ms. Scheker was appointed Controller of BFC in 2003 and Senior Vice President of BFC in March 2006. Ms. Scheker has been a certified public accountant in the State of Florida since 2003.

D. Keith Cobb has served as a director of BFC since 2004. Mr. Cobb has served as a business consultant and strategic advisor to a number of companies since 1996. In addition, Mr. Cobb completed a six-year term on the Board of the Federal Reserve Bank of Miami in 2002. Mr. Cobb spent thirty-two years as a practicing certified public accountant at KPMG LLP, and was Vice Chairman and Chief Executive Officer of Alamo Rent A Car, Inc. from 1995 until its sale in 1996. Mr. Cobb also serves on the boards of BankAtlantic Bancorp, Alliance Data Systems, Inc. and several private companies.

Oscar Holzmann has served as a director of BFC since 2002. Mr. Holzmann has been an Associate Professor of Accounting at the University of Miami since 1980. He received his Ph.D. in Business Administration from Pennsylvania State University in 1974.

Earl Pertnoy has served as a director of BFC or its predecessors since 1978. Mr. Pertnoy is a real estate investor and developer.

Neil Sterling has served as a director of BFC since 2003. Mr. Sterling has been the principal of The Sterling Resources Group, a business development-consulting firm in Fort Lauderdale, Florida, since 1998.

Appointments to our Board of Directors in Connection with the Merger with Levitt

Pursuant to the terms of the merger agreement with Levitt, we have agreed to cause each of Messrs. James Blosser, Darwin Dornbush, S. Lawrence Kahn, III, Alan J. Levy, Joel Levy, William Nicholson and William Scherer, the seven directors of Levitt who do not currently serve on our board of directors, to be appointed to our board of directors in the event of the consummation of the merger. The following is a summary of the background and experience of each of these individuals.

James Blosser, age 69, has served as a director of Levitt since 2001. Mr. Blosser has been an attorney with the law firm of Blosser & Sayfie since 2001. Additionally, from 1999 to 2004 he was a partner with the governmental relations firm of Poole, McKinley & Blosser. Prior to 1999, he was an Executive Vice President for Huizenga Holdings, a sports, investment and entertainment conglomerate in Fort Lauderdale, Florida.

Darwin Dornbush, age 77, has served as a director of Levitt since 2003. Mr. Dornbush is a senior partner in the law firm of Dornbush Schaeffer Strongin & Weinstein, LLP. He has served as the Secretary of Benihana and its predecessor since 1983, and he has been a director of Benihana since 1995. Mr. Dornbush has served as Secretary and since 1980 he has been a director of Benihana of Tokyo, the parent company of Benihana. Mr. Dornbush is also a director of Cantel Medical Corp., a healthcare company.

S. Lawrence Kahn, III, age 60, has served as a director of Levitt since 2003. Mr. Kahn has been the President and Chief Executive Officer since 1986 of Lowell Homes, Inc., a Florida corporation engaged in the business of homebuilding. Mr. Kahn also serves as a director of the Great Florida Bank.

Alan J. Levy, age 67, has served as a director of Levitt since 2005. Mr. Levy is the founder and, since 1980, has served as the President and Chief Executive Officer of Great American Farms, Inc., an agricultural company involved in the farming, marketing and distribution of a variety of fruits, vegetables and meat products.

Joel Levy, age 67, has served as a director of Levitt since 2003. Mr. Levy has been the Vice Chairman of the Board of Adler Group, Inc., a commercial real estate company, since 1984 and served as the Chief Operating Officer of Adler Group, Inc. from 1984 through 2006.

William Nicholson, age 61, has served as a director of Levitt since 2003. Mr. Nicholson has been a principal with Heritage Capital Group since 2003. Previously, Mr. Nicholson served as Managing Director of Bank of America Securities and Bank of America in the real estate advisory group.

William Scherer, age 59, has served as a director of Levitt since 2001. Mr. Scherer has been an attorney in the law firm of Conrad & Scherer, P.A. since 1974.

DESCRIPTION OF CAPITAL STOCK

The following summary of our capital stock is subject in all respects to applicable Florida law and our Articles of Incorporation and By-laws. See “Where You Can Find More Information” on page 51.

Our authorized capital stock currently consists of (i) 70,000,000 shares of Class A Common Stock, par value $.01 per share, (ii) 20,000,000 shares of Class B Common Stock, par value $.01 per share, and (iii) 10,000,000 shares of preferred stock, par value $.01 per share, of which 15,000 shares have been designated 5% Cumulative Convertible Preferred Stock and 100,000 shares have been designated Series A Junior Participating Preferred Stock. In connection with the merger with Levitt and subject to the approval of our shareholders, we will increase the number of authorized shares of our Class A Common Stock under our Articles of Incorporation from 70,000,000 to 130,000,000. As of July 9, 2007, 28,895,280 shares of our Class A Common Stock, 7,103,753 shares of our Class B Common Stock, 15,000 shares of our 5% Cumulative Convertible Preferred Stock and no shares of our Series A Junior Participating Preferred Stock were issued and outstanding.

Voting Rights

Except as provided by law or as specifically provided in our Articles of Incorporation, holders of our Class A Common Stock and Class B Common Stock vote as a single group. Except as provided by law, the 5% Cumulative Convertible Preferred Stock has no voting rights. Each share of our Class A Common Stock is entitled to one vote and our Class A Common Stock represents in the aggregate 22% of the total voting power of our Class A Common Stock and Class B Common Stock. Each share of our Class B Common Stock is entitled to the number of votes per share which will represent in the aggregate 78% of the total voting power of the our Class A Common Stock and Class B Common Stock. These fixed voting percentages will remain in effect until the total number of outstanding shares of our Class B Common Stock falls below 1,800,000. If the total number of outstanding shares of our Class B Common Stock is less than 1,800,000 but greater than 1,400,000, then our Class A Common Stock will hold a voting percentage equal to 40% and our Class B Common Stock will hold a voting percentage equal to the remaining 60%. If the total number of outstanding shares of our Class B Common Stock is less than 1,400,000 but greater than 500,000, then our Class A Common Stock will hold a voting percentage equal to 53% and our Class B Common Stock will hold a voting percentage equal to the remaining 47%. If the total number of outstanding shares of our Class B Common Stock is less than 500,000, then each share of our Class A Common Stock and Class B Common Stock will be entitled to one vote.

Under Florida law, holders of our Class A Common Stock are entitled to vote as a separate voting group, and would therefore have an effective veto power, on amendments to our Articles of Incorporation which would have any of the following effects:

•	effect an exchange or reclassification of all or part of the shares of our Class A Common Stock into shares of another class;

•	effect an exchange or reclassification, or create a right of exchange, of all or part of the shares of another class into shares of our Class A Common Stock;

•	change the designation, rights, preferences, or limitations of all or part of the shares of our Class A Common Stock;

•	change all or part of the shares of our Class A Common Stock into a different number of shares of Class A Common Stock;

•	create a new class of shares which have rights or preferences with respect to distributions or to dissolution that are prior, superior, or substantially equal to the shares of our Class A Common Stock;

•	increase the rights, preferences, or number of authorized shares of any class that, after giving effect to the amendment, have rights or preferences with respect to distributions or to dissolution that are prior, superior, or substantially equal to the shares of our Class A Common Stock;

•	limit or deny an existing preemptive right of all or part of the shares of our Class A Common Stock; or

•	cancel or otherwise affect rights to distributions or dividends that have accumulated but not yet been declared on all or part of the shares of our Class A Common Stock.

Under Florida Law, holders of our Class B Common Stock or 5% Cumulative Convertible Preferred Stock are each entitled to vote as a separate voting group and would therefore have effective veto power on amendments to our Articles of Incorporation which would affect the rights of the holders of our Class B Common Stock or 5% Cumulative Convertible Preferred Stock in substantially the same manner as described above.

Holders of our Class A Common Stock, Class B Common Stock and 5% Cumulative Convertible Preferred Stock each are also entitled to vote as a separate voting group on any plan of merger or plan of share exchange which contains a provision which, if included in a proposed amendment to our Articles of Incorporation, would require their vote as a separate voting group.

In addition to the rights afforded to our shareholders under Florida law, our Articles of Incorporation provide that the approval of the holders of our Class B Common Stock, voting as a separate voting group, will be required before any of the following actions may be taken:

•	the issuance of any additional shares of Class B Common Stock, other than a stock dividend issued to holders of our Class B Common Stock;

•	the reduction of the number of outstanding shares of our Class B Common Stock (other than upon conversion of our Class B Common Stock into our Class A Common Stock or upon a voluntary disposition to us); or

•	any amendments of the voting rights provisions of our Articles of Incorporation.

Convertibility of Class B Common Stock and 5% Cumulative Convertible Preferred Stock

Holders of our Class B Common Stock possess the right, at any time, to convert any or all of their shares into shares of our Class A Common Stock on a share-for-share basis.

Holders of our 5% Cumulative Convertible Preferred Stock have the option at any time to convert their shares into shares of our Class A Common Stock, with the number of shares determined by dividing the stated value of $1,000 per share by the conversion price of $9.60 per share of Class A Common Stock. The conversion price is subject to customary anti-dilution adjustments.

Dividends and Other Distributions; Liquidation Rights

Holders of our Class A Common Stock and Class B Common Stock are entitled to receive cash dividends, when and as declared by our board of directors out of legally available assets. Any distribution per share with respect to our Class A Common Stock will be identical to the distribution per share with respect to our Class B Common Stock, except that a stock dividend or other non-cash distribution to holders of our Class A Common Stock may be declared and issued only in the form of Class A Common Stock while a dividend or other non-cash distribution to holders of our Class B Common Stock may be declared and issued in the form of either Class A Common Stock or Class B Common Stock at the discretion of our board of directors, provided that the number of any shares so issued or any non-cash distribution is the same on a per share basis. No dividend or other distribution (other than a dividend or distribution payable solely in common stock) shall be paid on or set apart for payment on our common stock until such time as all accrued and unpaid dividends on our 5% Cumulative Convertible Preferred Stock have been or contemporaneously are declared or paid and a sum is set apart sufficient for payment of such accrued and unpaid dividends. Holders of our 5% Cumulative Convertible Preferred Stock are entitled to receive, when and as declared by our board of directors, cumulative quarterly cash dividends on each such share at a rate per annum of 5% of the stated value of $1,000 per share from the date of issuance.

The 5% Cumulative Convertible Preferred Stock liquidation preference in the event of our voluntary liquidation or winding up is equal to its stated value of $1,000 per share plus any accumulated and unpaid dividends or an amount equal to the redemption price described below under “Preemptive or Payment Rights; Redemption of 5% Cumulative Convertible Preferred Stock.” Upon any liquidation, the assets legally available for distribution to our shareholders after payment of the 5% Cumulative Convertible Preferred Stock liquidation preference will be distributed ratably among the holders of our Class A Common Stock and Class B Common Stock.

Preemptive or Payment Rights; Redemption of 5% Cumulative Convertible Preferred Stock

Holders of our common stock have no preemptive or other subscription rights, and there are no redemption or sinking fund provisions relating to shares of our common stock. Holders of shares of our 5%

Cumulative Convertible Preferred Stock have no preemptive or other subscription rights, and there is no sinking fund provision relating to the shares of 5% Cumulative Convertible Preferred Stock.

The shares of our 5% Cumulative Convertible Preferred Stock may be redeemed at our option at any time and from time to time at redemption prices ranging from $1,040 per share for the year 2007 to $1,000 per share for the year 2015 and thereafter.

Certain Anti-Takeover Effects

The terms of our common stock make our sale or transfer of control or the removal of our incumbent directors unlikely without the concurrence of the holders of our Class B Common Stock. Our Articles of Incorporation and By-laws also contain other provisions which could have anti-takeover effects. These provisions include, without limitation:

•	the provisions in our Articles of Incorporation regarding the voting rights of our Class B Common Stock;

•	the authority of our board of directors to issue additional shares of preferred stock and to fix the relative rights and preferences of the preferred stock without additional shareholder approval;

•	the fact that our board of directors has in the past declared, and has the authority to and may in the future declare, a dividend distribution of Series A Preferred Stock purchase rights, which distribution will cause substantial dilution to a person or group who attempts to acquire the Company on terms not approved by our board of directors;

•	the division of our board of directors into three classes of directors with three-year staggered terms; and

•	the advance notice procedures to be complied with by our shareholders in order to make shareholder proposals or nominate directors.

UNDERWRITING

The underwriters named below, JMP Securities LLC, Oppenheimer & Co. Inc., Sanders Morris Harris Inc. and Ladenburg Thalmann & Co. Inc., acting through their representatives, have severally agreed with us, subject to the terms and conditions of the underwriting agreement, to purchase from us the number of shares of Class A Common Stock set forth below opposite their respective names. The underwriters are committed to purchase and pay for all shares if any are purchased.

Number of
Underwriter	Shares

JMP Securities LLC	5,500,000
Oppenheimer & Co. Inc.	2,500,000
Sanders Morris Harris Inc.	1,000,000
Ladenburg Thalmann & Co. Inc.	1,000,000

Total	10,000,000

Commissions and Discounts

The representatives have advised us that the underwriters propose to offer the shares of Class A Common Stock to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $0.12 per share, of which $0.10 may be reallowed to other dealers. After this offering, the public offering price, concession and reallowance to dealers may be reduced by the representatives. No such reduction shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The common stock is offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

Over-Allotment Option

We have granted to the underwriters an option, exercisable during the 30-day period after the date of this prospectus, to purchase up to 1,500,000 additional shares of Class A Common Stock, to cover over-allotments, if any, at the public offering price less the underwriting discount set forth on the cover page of this prospectus. If the underwriters exercise their over-allotment option to purchase any of the additional 1,500,000 shares of Class A Common Stock, the underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof as the number of shares to be purchased by each of them bears to the total number of shares of Class A Common Stock offered in this offering. If purchased, these additional shares will be sold by the underwriters on the same terms as those on which the shares offered hereby are being sold. We will be obligated, pursuant to the over-allotment option, to sell shares to the underwriters to the extent the over-allotment option is exercised. The underwriters may exercise the over-allotment option only to cover over-allotments made in connection with the sale of the shares of Class A Common Stock offered in this offering.

The following table summarizes the compensation to be paid to the underwriters:

Total
		Without	With
	Per	Over-	Over-
	Share	allotment	allotment

Underwriting discounts and commissions payable by us	$0.204	$2,040,000	$2,346,000

We estimate that expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $450,000.

Indemnification

The underwriting agreement contains covenants of indemnity among the underwriters and us against certain civil liabilities, including liabilities under the Securities Act, and liabilities arising from breaches of representations and warranties contained in the underwriting agreement.

Lock-Up Agreements

Each of our executive officers and directors have agreed, subject to specified exceptions, not to offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any shares of Class A Common Stock or any options or warrants to purchase any shares of Class A Common Stock, or any securities convertible into or exchangeable for shares of common stock owned as of the date of this prospectus or thereafter acquired directly by those holders or with respect to which they have the power of disposition, without the prior written consent of JMP Securities LLC. This restriction terminates after the close of trading of the shares on the 180th day after the date of this prospectus. However, JMP Securities LLC may, in its sole discretion and at any time or from time to time before the termination of such 180-day period, without notice, release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the representatives and any of our stockholders who have executed a lock-up agreement providing consent to the sale of shares prior to the expiration of the lock-up period.

The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the restricted period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

In addition, we have agreed that, subject to certain exceptions and the issuances of shares of Class A Common Stock in this offering and in connection with the proposed merger with Levitt, during the lock-up period we will not, without the prior written consent of JMP Securities LLC, (i) consent to the disposition of any shares of Class A Common Stock held by stockholders subject to lock-up agreements prior to the expiration of the lock-up period or (ii) issue, sell, contract to sell, or otherwise dispose of, any shares of Class A Common Stock, any options or warrants to purchase any shares of Class A Common Stock or any securities convertible into, exercisable for or exchangeable for shares of Class A Common Stock.

Syndicate Short Sales

The representatives have advised us that, on behalf of the underwriters, they may make short sales of our Class A Common Stock in connection with this offering, resulting in the sale by the underwriters of a greater number of shares than they are required to purchase pursuant to the underwriting agreement. The short position resulting from those short sales will be deemed a “covered” short position to the extent that it does not exceed the shares subject to the underwriters’ over-allotment option and will be deemed a “naked” short position to the extent that it exceeds that number. A “naked” short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the trading price of the Class A Common Stock in the open market that could adversely affect investors who purchased shares in the offering. The underwriters may reduce or close out their covered short position either by exercising the over-allotment option or by purchasing shares in the open market. In determining which of these alternatives to pursue, the underwriters will consider the price at which shares are available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Any “naked” short position will be closed out by purchasing shares in the open market. Similar to the other stabilizing transactions described below, open market purchases made by the underwriters to cover all or a portion of their short position may have the effect of preventing or retarding a decline in the market price of our Class A Common Stock following this offering. As a result, our Class A Common Stock may trade at a price that is higher than the price that otherwise might prevail in the open market.

Stabilization

The representatives have advised us that, pursuant to Regulation M under the Securities Act, they may engage in transactions, including stabilization bids or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the shares of Class A Common Stock at a level above that which might otherwise prevail in the open market. A “stabilization bid” is a bid for or the purchase of shares of Class A Common Stock on behalf of the underwriters for the purpose of fixing or maintaining the price of such stock. A “penalty bid” is an arrangement permitting the representatives to claim the selling concession otherwise accruing to an underwriter or syndicate member in connection with the offering if the Class A Common Stock originally sold by that underwriter or syndicate member is purchased by the representatives in the open market pursuant to a stabilizing bid or to cover all or part of a syndicate short position. The representatives have advised us that stabilizing bids and open market purchases may be effected on the NYSE Arca or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making

In connection with this offering and before the commencement of offers or sales of the Class A Common Stock, certain underwriters who are qualified market makers on the NYSE Arca may engage in passive market making transactions in the Class A Common Stock on the NYSE Arca in accordance with Rule 103 of Regulation M under the Exchange Act during the business day prior to the pricing of the offering. Passive market makers must comply with applicable volume and price limitations and must be identified as such. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker’s bid, however, such bid must then be lowered when certain purchase limits are exceeded.

Other Relationships

The underwriters will not execute sales in discretionary accounts without the prior written specific approval of the customers.

Certain of the underwriters and their respective affiliates may in the future perform various financial advisory, investment banking or other services for BFC or its affiliates, for which they will receive customary fees and expenses.

LEGAL MATTERS

The validity of the Class A Common Stock offered hereby will be passed upon for us by Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A., Miami, Florida. Certain legal matters in connection with the offering will be passed upon for the underwriters by Goodwin Procter LLP, Boston, Massachusetts.

EXPERTS

The consolidated financial statements of BFC Financial Corporation, except as they relate to Bluegreen Corporation, and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to Amendment No. 2 to BFC’s Annual Report on Form 10-K/A for the year ended December 31, 2006, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered certified public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Bluegreen Corporation appearing as an exhibit to Amendment No. 2 to BFC Financial Corporation’s Annual Report on Form 10-K/A for the year ended December 31, 2006, and Bluegreen Corporation management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that we file with the SEC at the SEC’s public reference room at the following location:

Public Reference Room
100 F Street, N.E.
Room 1024
Washington, D.C. 20549

Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. These
SEC filings are also available to the public from commercial document retrieval services and at the website maintained by the SEC at http://www.sec.gov. Our Class A Common Stock is quoted on the NYSE Arca and reports, proxy statements and other information concerning us may be inspected at the offices of NYSE Arca, Inc. at 100 South Wacker Drive, Chicago, Illinois 60606. Additional information about us may be found at
http://www.bfcfinancial.com. The information found on, or otherwise accessible through, our website is not incorporated into, and does not form a part of, this prospectus or any other report or document we file or furnish with the SEC.

We have filed a registration statement on Form S-3 with the SEC covering the Class A Common Stock offered by this prospectus. This prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement. For further information about us and our Class A Common Stock you should refer to the registration statement and its exhibits. You can obtain the full registration statement from the SEC as indicated above.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” in this prospectus certain information we file with the SEC. This permits us to disclose important information in this prospectus by referring you to the document that contains the information. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below that we filed, or may in the future file, with the SEC:

•	our Annual Report on Form 10-K for the year ended December 31, 2006, filed with the SEC on March 16, 2007;

•	Amendment No. 1 to our Annual Report on Form 10-K/A for the year ended December 31, 2006, filed with the SEC on April 27, 2007;

•	Amendment No. 2 to our Annual Report on Form 10-K/A for the year ended December 31, 2006, filed with the SEC on July 5, 2007;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, filed with the SEC on May 10, 2007;

•	Amendment No. 1 to our Quarterly Report on Form 10-Q/A for the quarter ended March 31, 2007, filed with the SEC on May 17, 2007;

•	Amendment No. 2 to our Quarterly Report on Form 10-Q/A for the quarter ended March 31, 2007, filed with the SEC on July 5, 2007;

•	our Current Report on Form 8-K filed with the SEC on January 31, 2007 (Item 1.01 and Exhibit 2.1 only);

•	our Current Report on Form 8-K filed with the SEC on March 29, 2007;

•	our Current Report on Form 8-K filed with the SEC on April 4, 2007;

•	our Current Report on Form 8-K filed with the SEC on May 17, 2007;

•	the description of our Class A Common Stock, par value $0.01 per share, contained in our Registration Statement on Form 8-A, filed with the SEC on October 16, 1997 and any amendment or report filed with the SEC for the purpose of updating the description; and

•	any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) under the Securities Exchange Act of 1934 until we sell all of the Class A Common Stock under this prospectus.

You may request a copy of these filings at no cost by writing or telephoning us at:

BFC Financial Corporation
2100 West Cypress Creek Road
Fort Lauderdale, Florida 33309
Attention: Secretary
Telephone Number: (954) 940-4900

You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of the Class A Common Stock in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus.

BFC Financial Corporation

10,000,000 Shares

Class A Common Stock

PROSPECTUS

JMP Securities
Oppenheimer & Co.
SMH Capital Inc.
Ladenburg Thalmann & Co. Inc.

July 11, 2007